                                    EXHIBIT A

                                 CITY OF NAPLES

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----
CITY OF NAPLES.................................................................9

THE ECONOMY...................................................................14

FINANCIAL CONDITION OF THE CITY...............................................16

DEBT OF THE CITY..............................................................28

THE REPUBLIC OF ITALY.........................................................30

OFFICIAL STATEMENTS...........................................................53

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES................................53

SCHEDULE OF OUTSTANDING DEBT AS OF DECEMBER 31, 2001..........................54


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                                  INTRODUCTION

The Euro

         The Treaty on European Union (the "Maastricht Treaty"), which came into effect on November 1, 1993, established the guidelines for a single European currency under the monetary control of a European Central Bank. The European Monetary Institute ("EMI") was subsequently established with responsibility for the technical preparations for European Monetary Union (including instruments, procedures and regulations) as well as for strengthening cooperation and coordination among the monetary authorities of the member states. With the approval of the Council of the European Union, Italy, Austria, Belgium, Finland, France, Germany, Greece, Ireland, Luxembourg, the Netherlands, Portugal and Spain (the "Participating Member States") agreed to adhere to the Maastricht Treaty.

         On January 1, 1999, the Euro officially became a currency, alongside each of the national currencies of Participating Member States, which were fixed at irrevocable conversion rates to the Euro, and the currencies of EU member countries that are not Participating Member States were linked to the Euro. The national currency of each Participating Member State continued to be the sole legal tender for cash transactions in each nation. The conversion rate between the Euro and the Italian Lira was fixed at Lit. 1,936.27 per Euro. The following table sets forth the fixed conversion rates between the Euro and each of the twelve Participating Member States' national currencies:


                 Belgian/
                Luxembourg   French  Deutsche   Irish    Dutch     Portuguese  Spanish   Austrian  Finnish Italian    Greek
                  Francs     Francs    Mark     Pounds   Guilder    Escudos    Pesetas   Shillings Marks    Lira     Drachma
                ----------   ------  --------   ------   -------   ----------  -------   --------- ------- -------   -------
'E'1.00         40.3399     6.55957  1.95583   0.787564  2.20371   200.482     166.386   13.7603   5.94573 1936.27   340.750

         Also on January 1, 1999, the European Central Bank in Frankfurt began to determine monetary policy for the Participating Member States centrally. Beginning on January 1, 2002, the Euro was introduced as the legal tender in each of the Participating Member States and each of the pre-existing national currencies continued to be accepted for temporary periods ending no later than March 1, 2002. The Italian Lira ceased to be legal tender on March 1, 2002 and has been removed from circulation and replaced by the Euro.

         All Lira amounts have been converted into Euro at the fixed exchange rate of Lit. 1,936.27 to 'E'1.00.

Exchange Rates

         The following tables show, for the periods indicated, information concerning the exchange rates between the U.S. Dollar and the Lira and between the U.S. Dollar and the Euro. These rates are provided solely for your convenience. We do not represent that the named currencies could have been converted at these rates or any other rate.

         The column of averages in the tables below shows the averages of the relevant exchange rates on the last business day of each month during the relevant period. The high and low columns show the highest and the lowest mid-market quotes, respectively, on any business day during the relevant period. Except as otherwise specified, all amounts in this Annual Report are expressed in Italian Lire ("Lire", "Lira" or "Lit."), Euro ("EUR", "Euro" or "'E'") or in United States Dollars ("Dollars", "$", "U.S.$" or "U.S. Dollars"). Amounts stated in Dollars, unless otherwise indicated, have been translated from Euro at an assumed rate solely for convenience, and should not be construed as representations that the Euro amounts actually represent such Dollar amounts or could be converted into Dollars at the rate indicated or any other rate.

         The following table sets forth, for the periods and dates indicated, certain information regarding exchange rates for Euros, based on the Noon Buying Rate for Euros expressed in Euro for $1.00 (rounded to the nearest Euro).


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                            Noon Buying Rate for Lira

                                                                          U.S.Dollar per Euro 1)
-----------------------------------------------------    ------------------------------------------------------
               Year Ended December 31,                   Period End      Average(2)         High            Low
-----------------------------------------------------    ----------      ----------         ----            ---
2001...............................................         0.89            0.89            0.96            0.84
2000...............................................         0.94            0.92            1.03            0.83
1999...............................................         1.00            1.07            1.18            1.00
1998...............................................         1.18            1.10            1.18            1.08
1997...............................................         1.10            1.13            1.25            1.05
1996...............................................         1.28            1.25            1.29            1.22

---------------
(1) Based on the U.S. Federal Reserve Bank Noon Buying Rate for the Lira for 1996, 1997 and 1998. For 1999 and 2000, based on the Noon Buying Rate for Euro and then converted to Lire at the fixed Lire/Euro conversion rate of Lit. 1,936.27 = 'E' 1.00. The Italian Lira ceased to be legal tender in March 2002.

(2) The average of the Noon Buying Rates on the last business day of each month during the period indicated.

         Given its recent introduction, there is insufficient historical exchange rate data concerning the Euro. As a result, this section provides historical exchange rate data concerning the European Currency Unit (or "ECU") as well. The ECU, the predecessor to the Euro, was a composite (or "basket") currency, consisting of specified amounts of the currencies of the EU member states, not all of which are currently members of EMU. In accordance with European Council Regulation No. 1103/97, substitution of the Euro for the ECU on January 1, 1999 was at the rate of one Euro per ECU.

                             U.S. Dollar per Euro(1)

              Year ended December 31,                 End of Period     Average(2)         High             Low
--------------------------------------------------    -------------     ----------         ----             ---
2002 .............................................        1.05             0.95            1.05             0.86
2001 .............................................        0.89             0.89            0.96             0.84
2000..............................................        0.94             0.92            1.03             0.83
1999..............................................        1.00             1.07            1.18             1.00
1998..............................................        1.18             1.10            1.18             1.08
1997..............................................        1.10             1.13            1.25             1.05
1996..............................................        1.28             1.25            1.29             1.22

---------------
(1) Based on the U.S. Federal Reserve Bank noon buying rate for ECU for 1996, 1997 and 1998, and for Euro for 1999, 2000, 2001 and 2002.

(2) Based on the average of the exchange rates for the last business day of each month during the relevant period.



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                                 CITY OF NAPLES

General

         The City of Naples is located in the southern portion of the Republic of Italy ("Italy" or the "Republic") on the Mediterranean coast in the region of Campania, approximately two-thirds of the way down the Italian peninsula. The City dates from the sixth or seventh century B.C., when Greek colonizers established an outpost on what is now Naples. During the Roman period, Naples became a prosperous commercial center and has remained an important trading port on the Mediterranean Sea ever since. The City occupies an area of 1,171 square kilometers (approximately 4,530 square miles). With a population of approximately one million people as of December 31, 2001, Naples is the third largest city in Italy, after Rome and Milan. The population of the Naples metropolitan area (known as the Provincia di Napoli) was approximately 3.1 million people as of December 1, 2001.

         Naples is the capital of the region of Campania (hereinafter referred to as the "Region of Campania" or the "Region"), the second most populous of Italy's 20 regions. As of December 31, 2001, Campania had a population of approximately 5.7 million people representing approximately 10% of the population of Italy. Campania, along with the regions of Abruzzo, Molise, Apulia, Calabria, Basilicata, Sicily and Sardinia, comprise an area in southern Italy known as the "Mezzogiorno".

         In the late 1980s and early 1990s, the City faced serious financial problems. At the end of 1992, the City Council failed to approve its 1993 budget and in May 1993 advised the Central Government of Italy that it was entering into dissesto finanziario ("dissesto"), an insolvency proceeding for municipalities. The City remains subject to dissesto, which does not affect payments on financial indebtedness subject to delegazione di pagamento and does not apply to transactions entered into by the City subsequent to the date on which dissesto was declared. In March 1998, however, the statutory receivers (see below p. 17) completed the verification and accounting of all pre-dissesto claims and the City has commenced payment of such verified claims. In addition, on November 30, 2001, the Statutory Receivers approved a final balance. See "Financial Condition of the City--Summary" and "--Dissesto Finanziario". The City has made all payments, both interest and principal, on all financial indebtedness since entering dissesto. See "Debt of City--Debt Record". Since 1993, the City has had a surplus (current and capital revenues less current and capital expenditures) in each year.

         In June 1996, the City of Naples issued $195 million in aggregate principal amount of senior notes (the "Notes") in a registered offering in the United States and listed the Notes on the New York Stock Exchange. The Notes bear interest at a rate of 7.52% per annum and mature on July 15, 2006.

         The principal office of the City is located at Palazzo San Giacomo, Piazza del Municipio, Naples, Italy.

Governmental Organization

         Relationship between Central Government and Local Governments

         The Republic of Italy has been a democratic republic since June 2, 1946. Its government is organized territorially and administratively on national, regional and local levels. Legislative, executive and judicial powers are exercised at the national level by the central government of Italy (the "Central Government"). Limited legislative and executive powers are exercised by the governments of regions (regioni, of which there are 20), provinces (province, of which there are 108) and municipalities (comuni, of which there are approximately 8,100).

         The Central Government has exclusive powers to act, inter alia, in the areas of international relations, defense, armed forces and national security, foreign trade and economic, monetary and energy policies. The Central Government also has powers to act in other areas, such as public works, water resources, and railways and transportation. The Central Government provides a substantial portion of the funds of regions, provinces and municipalities.

         The Region of Campania has powers in general economic and social issues and is responsible for providing resources to finance municipal and provincial investment programs. Its powers are largely administrative, covering: regulation of regional offices and administrative authorities; local, rural and urban policing; fairs and markets; charities, health trusts and hospitals; professional training and education; museums and libraries belonging to local authorities; town planning; tourism and hotels; national tramways and motorways; road maintenance, aqueducts and


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public works of national interest; navigation; regulations relating to minerals and thermal water; regulations relating to quarries; agriculture; forestry; and arts and crafts.

         The City is responsible for managing City-owned properties, providing City-wide services such as urban transportation, water, sewers and waste disposal, constructing and managing government housing on behalf of the Central Government, certain pre-schools, museums and cultural sites, local economic promotion, certain social services for the elderly, foster children and handicapped individuals (retirement homes, foster care and renovation for handicapped access) and various local civil services. See "--Major Activities". The City conducts a number of these services through separate special entities. See "Financial Condition of the City--Special Entities".

         Local Administration

         Naples is governed by a Mayor, a City Council (Consiglio Comunale) and a City Board (Giunta Comunale). Supervisory and advisory assistance is provided to the City Council through the Board of Auditors (Collegio dei Revisori). Since electoral reforms of June 1993, the mayor is elected directly by popular vote for an uninterrupted term of five years. The Mayor is responsible for appointing the members of the City Board. In Naples, the City Council consists of the Mayor and 60 members elected by popular vote for terms of five years. The City Council has responsibility for the City's policy and regulation. In particular, the City Council is responsible for the City's accounts and budgets and enacting relevant statutes and by-laws; the City's investment programs; provisions of and setting tariffs for public services; bond issues and other debt financing; and managing the City's fixed assets. The City Board is an administrative and executive body, responsible for making proposals to the City Council and administration of the City Council's policies. The City Board is in charge of drawing up the provisional and final financial statements and the long-term budget. The City Board consists of the mayor and fourteen assessori. Each assessore is responsible for one or more administrative departments.

         The Board of Auditors consists of three members that have three year terms. Members of the Board of Auditors have the right to access all municipal records and documents and to attend meetings of the City Council. The Board of Auditors is empowered to provide comments on draft budgets and budget amendments, monitor the City's accounting and financial management, prepare an annual report on the City's financial statements, conduct cash controls on the City's treasury department on three month intervals and refer serious mismanagement or fraud to the City Council and to law enforcement authorities.

         Major decisions of the City Council (including with respect to the City's budget and year-end financials) must be reviewed and validated by the Regional Control Commission (Comitato Regionale di Controllo) which confirms that such decisions comply with Italian law. This commission is required within 20 days to either approve, submit a single request for further information (which recommences the 20 day period) or void the City Council decision. In the absence of any reply from the commission within 30 days, the City Council's decisions are automatically validated. The Regional Control Commission consists of five members, four of which are elected by the Region of Campania and one appointed by the Central Government. Subsequently to a referendum, the Italian Parliament approved in March 2001 a constitutional law which modified Title V of the Italian Constitution (relating to Regions, Provinces and Municipalities), including the constitutional provision providing for the control of regions on the actions of local entities. As a result, the City Budget, the City programs, variations to the City financials and final accounts do not need to be validated by the Regional Control Commission.

         Prior to the electoral reforms of June 1993, the Mayor was selected by members of the City Council. Shifting political coalitions at the City Council resulted in frequent changes of the Mayor. Furthermore, the Mayor appointed assessori who then could also be members of the City Council and therefore elected officials. The reform of the electoral and administrative system was designed to promote a more stable administrative body less subject to shifting political pressures.

         Today, the Mayor must attain an absolute majority of votes. In the event that a candidate obtains less than a majority, a second ballot must be held between the two candidates with the highest number of votes. Each list of candidates for the City Council is linked to one candidate for the position of Mayor. The candidates on the elected Mayor's list are automatically awarded the greater of 60% of the City Council seats or the percentage of the City Council seats equal to the percentage vote obtained in the election. The remaining seats are distributed among the candidates on the other lists based on the percentage vote obtained in the election. Assessori continue to be appointed by the Mayor but cannot be members of the City Council.


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         The current mayor, Mrs. Rosa Russo Jervolino, a member of the center-left coalition (L'Ulivo) was elected in May 2001. His current term expires in May 2005.

         Mrs. Jervolino's electoral platform includes clean government, the reform of the City's finances and administrations and the restoration of the City's cultural and artistic activities.

         The following table shows the political party affiliations of the City Councilors elected in the most recent election:

             Representation of Political Parties in the City Council

                                                                                          Administrative
                                                                                           Election of
                                                                                           May 13, 2001
                                                                                        -------------------
                                Political Party                                         Seats    Percentage
                                ---------------                                         -----    ----------
Democratic Party of the Left (Partito Democratico della Sinistra)                         18         30.0%
Daisy (Margherita)                                                                         7         11.7%
Gruppo Misto di Maggioranza                                                                4          6.7%
Communist Refoundation (Rifondazione Comunista)                                            3          5.0%
Greens (Verdi)                                                                             3          5.0%
Italian Democratic Left (Sinistra Democratica Italiana)                                    1          1.7%
Republican Party (Partito Repubblicano)                                                    1          1.7%
                                                                                        -----    ----------
Total Majority                                                                            37         70.0%

Italy Force (Forza Italia)                                                                13         18.3%
National Alliance (Alleanza Nazionale)                                                     5          8.3%
House of Liberties - Martusciello for Major
   (Casa delle Liberta per Martusciello Sindaco)                                           5          8.3%
                                                                                        -----    ----------
Total Opposition                                                                          23         30.0%
                                                                                        -----    ----------
                                                              Total City Council          60        100.0%
                                                                                        =====    ==========


         Employees of the City

         The following table shows the employees of the City and special entities at the dates indicated:

                     Employees of the City of Naples and its
                               Special Entities(1)

                                                                Year ended December 31,
                                                   ------------------------------------------------------
                                                    1997        1998        1999        2000        2001
                                                   ------      ------      ------      ------      ------
City of Naples............................         16,423      15,833      15,597      15,101      13,402
ANM(2)....................................          4,150       4,409       4,320       4,300       3,952
ARIN(3)...................................            630         629         621         650         650
                                                   ------      ------      ------      ------      ------
     Total................................         21,203      20,871      20,538      20,051      18,004
                                                   ======      ======      ======      ======      ======

---------------
(1)  Includes only wholly-owned special entities.

(2)  ANM (Azienda Napoletana Mobilita).

(3) ARIN (Azienda Risorse Idriche di Napoli) was formerly AMAN (Azienda Municipalizzata Acquedotto di Napoli). The figures for ARIN represent averages for the year indicated.

         At December 31, 2001, the City employed 13,402 employees, representing a 18.4% decrease from the December 31, 1997 total of 16,423. The decrease in employees is primarily due to (i) the early retirement of older


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City employees in anticipation of the reform of the Italian pension system and the moratorium on hiring imposed by the laws governing cities in dissesto; and
(ii) and the creation of special joint stock companies for the management of certain specific municipal duties (such as management of waste disposal), to which the City has transferred approximately 1,200 employees.

         Unions represent City employees. Separate contracts are negotiated for non-executive and executive administrators. Both contracts are negotiated on a national basis. Generally the contracts are for four year terms and the economic aspects of the contract are negotiated every two years. The contracts generally expire prior to the negotiation of a new contract. Until the new contract is in effect, the terms of the prior contract are generally respected and upon effectiveness of the new contract retroactive payments are made. The national contract for both non-executive employees and executive administrators was entered into on January 1, 2000 and will expire on December 31, 2002; the economic aspects of such contracts were revised on July 1, 2000 and January 1, 2000, respectively. Naples has not experienced significant work stoppages by City employees in the past three years. The pensions of City employees are paid by the Central Government.

Major Activities

         The City is responsible for managing City-owned properties, providing City-wide services such as urban transportation, water, sewers and waste disposal, constructing and managing government housing on behalf of the Central Government, certain pre-schools, museums and cultural sites, local economic promotion, certain social services for the elderly, foster children and handicapped individuals (retirement homes, foster care and renovation for handicapped access) and various local civil services. The City conducts a number of these services through separate special entities (aziende speciali). See "Financial Condition of the City--Special Entities".

         Public Housing. The construction and maintenance of public housing is substantially funded by the Central Government with a lesser part sustained by the City. The Central Government provides its funding allotment through direct project grants to the City, which are then disbursed under the supervision of the City's administration. After several years of low capital expenditures on public housing due to dissesto, in 2001 the City spent approximately 'E'294.4 million, on housing improvement, renovation and construction.

         Education. Primary and secondary education is principally the responsibility of the Central Government. The City operates nursery schools and kindergartens. The City also provides funding for certain expenses of primary and secondary schools. Five universities are located in Naples, but they are not the responsibility of the City.

         Waste Collection and Disposal. The City and the Region of Campania share responsibility for waste disposal. Ordinary garbage collection is performed by outside contractors hired by the City, while all other collection is done directly by the City. Identifying and constructing new dumps is the responsibility of the Region of Campania.

         Public Security. The City maintains a municipal police force of approximately 3,100 persons. The main responsibilities of the police force are traffic control and parking violations, certain registry functions, audits for evasion of City fees and taxes, public building security and enforcement of building codes. In 2001, significant expenses were incurred (totaling 'E'76.1million) for public security purposes.

         Sewage System and Waterworks. The City is responsible for the construction, maintenance and management of the sewage system in the City. As of December 31, 2001, approximately 85% of the population of the City was connected to the sewage system, which consisted of over 1,000 kilometers of sewers. Due to the age of the sewer system, for the past few years the City has budgeted and incurred significant maintenance and capital expenditures for the system. The City supplies drinkable water to its inhabitants through ARIN (Azienda Risorse Idriche di Napoli), a special entity 100% owned by the City. In 2000, ARIN was transformed in a joint stock company (societa per azioni) wholly owned by the City. See "Financial Condition of the City--Special Entities". ARIN utilizes a network of approximately 2,360 Km of pipes to distribute drinking water to more than 2 million people in the Naples metropolitan area with an average water supply of approximately 570,000 cubic meters in 2001. As part of a process towards a more efficient management system of water resources, including: sourcing, distribution, depuration and sewerage, the Region of Campania has recently implemented a reorganization plan, whereby the management of water resources has been entrusted to macro-urban areas, each named Ambito Territoriale Ottimale) ("ATO"), as opposed to individual municipalities. As a result, the City is no longer


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



responsible for the management of the City's water resources and ARIN will have to participate in a competitive bidding to become the manager of the water resource of the ATO comprising the City of Naples.

         Urban and Suburban Transportation. The City provides urban transportation through ANM (Azienda Napoletana Mobilita), a special entity 100% owned by the City and suburban transportation through CTP (Consorzio Trasporti Pubblici), a consortium 50% owned by the City and 50% owned by the Provincia di Napoli. In 2001, ANM and CTP were transformed into joint stock companies or societa' per azioni. See "Financial Condition of the City--Special Entities".

         Urban Infrastructure. City planning is designed to promote the orderly development and continual improvement of the City and to provide the infrastructure for a healthy and cultural urban life for its citizens. For these purposes the City formulates urban infrastructure plans (piano regolatore) relating to roads, subways, waterworks, sewage works and parks, and urban development plans relating to residential area projects and redevelopment projects. Building regulations are also imposed for land use control and for safety, fire prevention and sanitation purposes, as well as to ensure the conformity of buildings with zoning and occupancy regulations.

         Roads. There were approximately 891 kilometers of public roads in the City as of December 31, 2001. While the City is not responsible for the construction of new roads, it is responsible for their maintenance and lighting. As of December 31, 2001, there were approximately 2 million cars in circulation in the metropolitan area of Naples.

         Other Transport. Naples International Airport (Capodichino) connects Naples with other major Italian, European and international airports. The operations of Capodichino are conducted by GE.S.A.C. (Societa Gestione Servizi Aeroporti Campani S.p.A.), a limited liability corporation which is owned by British Airport Authorities Plc ("BAA", which owns 65% through its subsidiary BAA Italia S.p.A.), the City of Naples and Provincia di Napoli (which own 12.5%
each), SEA S.p.A. and Interporto Campano S.p.A. (which own 5% each); see "Financial Condition of the City--Special Entities". In 2001, approximately 3.9 million passengers traveled on flights arriving at or departing from Capodichino resulting in a 4.9% decrease from the 4.1 million passengers registered in 2000. In addition, approximately 5.9 thousand tons of merchandise were transported through the airport as compared to 5.1 thousand tons in 2000, representing an increase of 13.6%.

         The Port of Naples is the largest Italian port with respect to number of passengers and ships and the fourth largest with respect to tonnage. In 2001, the Port had a flow of approximately 8 million passengers and approximately 15 million tons of cargo as compared to 1.4 million passengers and 14.8 million tons of cargo in 2000, representing a 471.4% decrease and a 1.4% increase, respectively. The port is managed by an autonomous entity (Consorzio Autonomo Porto).

         City Properties. The City owns properties, including land and buildings (both for public use and residential housing) which at December 31, 2001, had a value, as set forth at the public registrar's office, of approximately
'E'3,638 million. All such properties are subject to the dissesto procedure.
See "Financial Condition of the City--Dissesto Finanziario".

         Utilities. In 2001, Naples had approximately 330,000 private telephone lines. As in the other parts of Italy, both the construction of the network and its maintenance are provided by Telecom Italia S.p.A. The electrical power in Naples is supplied primarily by ENEL, the ex-state electric power distribution company. As of 2001, the service was provided to approximately 462,000 customers in the City.

                                   THE ECONOMY

Region of Campania

         The following discussion of the economy of Campania is based on data of ISTAT (Istituto Nazionale di Statistica) and Bank of Italy (Banca d'Italia).

         In 2001, approximately 6.8% of Italy's GDP was generated in Campania. In the year ended December 31, 2001, Campania's GDP per capita was approximately 'E'14,011 which compares to approximately 'E'20,136 for Italy as a whole.
The unemployment rate in 2001 was 22.5% in Campania (as compared to 9.5% in Italy during the same period).

         The European Union's Operational Programme for Campania.

         The European Commission approved on August 8, 2000 an operational programme (the "Programme") for Campania to support the Region's development through measures on natural, cultural and human resources, local developments systems, urban areas, networks and service hubs. The Programme implements the programming agreement ("Community Support Framework") for Italy for the period 2000-2006, entered into between the European Community and the Italian authorities to support the economic development of the Mezzogiorno. The total amount of the grant is 'E'9,216 million approximately. The Community contribution amounts to 'E'3,825 million (41.5% of the total), the balance being borne by national and regional authorities and the private sector. Community funding will come from the European Regional Development Fund
(ERDF)(65.5%), the European Social Fund (ESF)(16.5%), the European Guidance and Guarantee Fund (EAGGF)(17.0%) and the Financial instrument for Fisheries Guidance (FIFG)(1.0%).

         Funds provided by Central Government and the EU are contingent upon their being allocated to specific projects and must be returned to the EU if not spent on such projects.

         The Programme principally focuses on six areas: Natural Resources (measures concern improvements to water resources, soil and coastline protection, upgrading of natural areas, waste processing and energy management with special reference to renewable resources); Cultural Resources (enhancement of the region's cultural resources as a factor contributing to its economic and social development); Human Resources (measures are closely linked to the Commission's recommendations and the national action plan in the context of the European strategy for employment; research and technological innovation measures are also planned); Local Development Systems (promoting local development systems, in particular industrial districts and export systems, and new companies, supporting demand for high-quality services and upgrading professional qualifications; special emphasis is placed on boosting the competitiveness of tourism and developing its potential); Cities (enhancement of the City's role in its territorial context as a mean of improving competitiveness and the social potential of urban areas); Networks and Service Hubs (measures aim to develop transport infrastructures and to accelerate the introduction of the information society in education, public administrations and the production base; actions to internationalize the regional economy are also planned); Technical Assistance (measures will be equally provided to assist with the management of, information on, implementation of, control and evaluation of all aspects of the Programme).

The City of Naples

         General. Naples is the major business, commercial and cultural center of the Region of Campania. In 2001, the City's GDP per capita was approximately 'E'11,100 as compared to an average of 'E'14,011 for the Region of Campania as a whole.

         Naples is a center for tourism due to its historic value and the proximity of Pompei, Hercolaneum, the Amalfi Coast and the islands of Capri and Ischia. In 2001, approximately 10.3 million tourists visited the Region as compared to 20.7 million in 2000, representing a decrease of 50.2%. The administration has made a centerpiece of its agenda cleaning up the historic areas of the City, in particular near the port, to promote tourism.

         Employment. The unemployment rate for the City of Naples is higher than the Italian national average, as is the case for the Region of Campania. In 2001, unemployment rate was 28% in Naples and 22.5% in the Region as compared to a national average of 9.5%.

         Inflation. The table below shows annual increases in the consumer price index of Naples and Italy for the periods indicated.

                        Change of Consumer Price Index(1)

                                                                     Year Ended December 31,
                                                ----------------------------------------------------------------
                                                1997           1998           1999           2000           2001
                                                ----           ----           ----           ----           ----
Naples....................................      1.8%           1.9%           1.8%           1.9%           2.7%
Italy.....................................      2.0%           1.9%           1.7%           2.5%           2.7%

---------------
(1) December vs. December except where noted.
Source: ISTAT, Servizi Statistici Comune di Napoli.

                         FINANCIAL CONDITION OF THE CITY

Summary

         The relationships between the City, the Central Government and the regional government is governed by two principal laws, Law 142 and Law 421 (the Municipal Finance Laws) passed in 1990 and 1992, respectively, as amended since such dates. The City derives the majority of its revenues from transfers, primarily from the Central Government. Municipalities are permitted to levy direct and indirect taxes (other than income taxes) and charges and fees for services.

         The general administration of Naples' finances is the responsibility of the Mayor and the City Council. The budget is initially developed by the respective departments of the City and consolidated by the financial services department. After approval by the City Board, the budget is sent to the Board of Auditors who review and comment on the budget. The budget is then passed to the City Council for approval. Following the approval by the City Council, the budget is reviewed and, if deemed in compliance with legal requirements, validated by the Regional Control Commission. The Budget for each year is required to be approved by October 31 of the previous year. In practice, however, the budget may be delayed (as was the case in 1997 when the budget was approved on February 28, 1997) due to the lack of a budget at the Central Government. The City Budget is completed after the Central Government budget, so that the budgeted revenues from Central Government transfers are committed, not estimated. If the City's Budget has not been approved by the beginning of the year, expenditures are limited to one twelfth of the previous year's amounts, except for payment of personnel, outstanding obligations, debt payments, taxes and operations necessary to avoid severe damage to the local authority which are not subject to such limit. At least once a year, by September 30, the administration is required to review the budget for imbalances and make adjustments if necessary and such adjustments must be made by November 30. Local authorities must include in the budget a reserve of not less than 0.3% and not more than 2% of budgeted expenses to be used for extraordinary or greater than expected expenses.

         Special entities submit their budgets to the City's financial services department for review. The budgets and the financial statements of the special entities must be approved by the City Council. In the past, all decisions with respect to the special entities had to be made by the City Council, resulting in delays. Except for the approval of the budget, annual financial statements and acquisitions by the City Council, the City has delegated decision-making to the special entities. Funding of the special entities by the City occurs through current transfers.

         The City Council is required to approve year-end financial statements no later than June 30 of each year. The financial statements are prepared by the financial services department and then approved by the City Board. The City's financial statements are reviewed by the Board of Auditors which prepares an annual report that accompanies the City's financial statements for approval by the City Council. Following the approval by the City Council, the financial statements are reviewed, and if deemed in compliance with legal requirements, validated by the Regional Control Commission.

         The current surplus is calculated on an accrual basis. The current revenues are required to exceed current expenditures and debt repayments. The issuance of bonds is permitted only for capital investments. New borrowing is only permitted if interest expense, net of interest transfers from the central and regional governments, is less than 25% of the year's current revenue.

         Municipal Treasurer (Tesoriere Comunale). Municipalities in Italy are required to make all payments and collect all revenues through an account with a specially appointed municipal treasurer (Tesoriere Comunale). The municipal treasurer intermediates funds between the City and the Bank of Italy. The municipal treasurer is required to deposit all surplus cash on a daily basis into an account at the local branch of the Bank of Italy (Tesoreria Unica). In the case of Naples, the municipal treasurer is the Banco di Napoli.

         Delegazione di Pagamento. The municipal treasurer can be delegated with the irrevocable authorization to pay interest on, and repay the principal of, debt when due on behalf of the City (delegazione di pagamento). Upon entering into a bond issue, the City is required to implement delegazione di pagamento by providing the municipal treasurer with a power and a timetable for payments of interest and principal. The City may, but is not required to, provide for delegazione di pagamento on loans other than bonds. Historically the City has made such irrevocable payment instructions on all its financial indebtedness. See "Debt of the City". Once delegated the authority, the municipal treasurer is required to make future payments as interest and principal become due. The Municipal Finance Laws require the municipal treasurer to allocate appropriate funds in a reserve for payment of interest and principal on debt. Payments are made out of funds arising from tax revenues, transfers from the Central Government, the Region and other public entities and certain non-tax revenues.

         Revenues and Expenditures. The following table sets forth for the periods indicated the current revenues and expenditures and the capital revenues and spending:

                                                                    Year Ended December 31,
                                          ----------------------------------------------------------------------------
                                                                                                                Budget
                                          1997         1998          1999           2000           2001        2002(2)
                                        -------       -------       -------        -------       -------       -------
                                                                         ('E' millions)
Current Revenues....................    1,151.6       1,194.8       1,161.9        1,164.0       1,301.5       1,287.3
Previous Year Balance for Current
Expenditures(1).....................      122.7           9.9          14.2            --            5.0          53.2
Current Expenditures................   (1,082.0)     (1,051.5)     (1,020.2)      (1,036.2)     (1,036.5)     (1,223.6)
                                        -------       -------       -------        -------       -------       -------
Current Balance.....................      192.3         153.3         155.9          127.9         139.2         116.9
                                        -------       -------       -------        -------       -------       -------
Capital Revenues....................      328.5         398.7         271.3          263.6         114.3         395.8
Previous Year Balance for Capital
Expenditures(1).....................       80.9          89.0          77.8           13.3           1.3             0
Capital Spending....................     (521.6)       (496.5)       (419.1)        (513.3)      (235.71)        532.2
                                        -------       -------       -------        -------       -------       -------
Balance Before Financing............      (50.8)         55.5           8.1         (121.9)        (19.2)        (19.5)
                                        -------       -------       -------        -------       -------       -------
New Borrowing.......................      161.9           9.8          61.2          203.3          93.8         383.8
Reimbursement of Borrowing..........      112.6         112.6         107.4           72.8          74.3         364.2
                                        -------       -------       -------        -------       -------       -------
Total Balance.......................       79.3          41.7          39.7           21.9          38.6             0
                                        =======       =======       =======        =======       =======       =======

---------------
(1) Represent surpluses from previous years allocated to Current Expenditures and Capital Expenditures, as indicated.

(2) Approved by the City Council on March 26, 2002.


         The City's current balance has showed a surplus since 1991. In the past years, as a result of increases in current revenues and decreases in expenditures from budgeted amounts there has been a significant increase in the current balance from the budgeted amount. From 1997 to 2001, capital spending was greater than capital revenues because the City used surpluses from previous years to finance both current expenditures and capital spending.

Dissesto Finanziario

         Naples declared dissesto in May 1993. Dissesto occurs when a municipality is either insolvent or unable further to guarantee the supply of basic services. The City remains subject to dissesto, which does not affect the payments on financial indebtedness subject to delegazione di pagamento and does not apply to transactions entered into by the City subsequent to the date on which dissesto was declared. The City has made all payments, both interest and principal, on all financial indebtedness since entering dissesto.

         The state of dissesto is commenced by a declaration to that effect by the City Council, publication of such notice by the Italian Ministry of the Interior of the Central Government (the "Ministry of the Interior") and the appointment by the President of the Republic of Italy of the Organo Straordinario di Liquidazione, a three person committee (the "Statutory Receivers"). The primary purpose of the Statutory Receivers is to make a full accounting of the pre-dissesto claims against the City and to assess the assets available to pay these claims and to recover all unpaid amounts owed to the City. The Statutory Receivers in Naples were appointed by Presidential decree of the Italian republic dated May, 1993.

         The primary reason Naples went into dissesto was that employees of the City and the special entities made expenditures that were not appropriated in the budget. Recent legislation now provides that unappropriated expenses are not deemed to be expenditures of the municipality and that a creditor only has recourse against the employee, as an individual, who agreed to such unauthorized expenditure.

         Within thirty days of the date on which the declaration of dissesto is made, the municipality's city council must pass a resolution increasing local taxes to the maximum extent allowed by law, reduce expenses and conduct its financial activities on a balanced basis. This resolution cannot be rescinded during the period of dissesto and consequent restructuring, which lasts for five years. The Statutory Receivers must present a plan of restructuring to the Ministry of the Interior, which must approve the plan within six months. Once the period of restructuring begins, the municipality's main priorities are to provide basic services to the community, repay any emergency loans made by the Central Government and refrain from hiring new staff. Within three months of the appointment of the Statutory Receivers, the City Council must present a re-balanced financial statement for such year (bilancio stabilmente riequilibrato) to the Ministry of the Interior, in which reductions in current expenses and increases in taxes are proposed. The Ministry of the Interior then must approve the re-balanced financial statement within six months. The City Council of Naples presented its re-balanced financial statement in November 1993 and the Ministry of Interior approved the re-balanced financial statement in May 1994.

         From the declaration of dissesto to the approval of the re-balanced financial statement, there is a moratorium on interest payments and on the payment of claims entered into prior to the date of dissesto (pre-dissesto Claims) other than those payments of financial debt that are subject to delegazione di pagamento. As a part of the dissesto procedure, the municipality's tangible assets are held frozen and available to the Statutory Receivers for payment of claims. These tangible assets include public buildings and buildings for housing.

         Upon conclusion of a full accounting and verification of the pre-dissesto Claims and the recovery of credits owed to the City, the Statutory Receivers must present to the Ministry of Interior for its approval a plan for repayment of the verified pre-dissesto Claims (the "Verified Claims"). The Central Government through Cassa Depositi e Prestiti is required to grant a loan, the amount of which varies based on the number of inhabitants of the entity in dissesto. Subsequent debt service for the loan is funded by transfers from the Central Government. In preparing its plan for repayment of Verified Claims, the Statutory Receivers consider whether the size of the loan to be received by the Cassa Depositi e Prestiti is sufficient to cover all Verified Claims.

         The liquidation procedure of pre-dissesto claims has been simplified with the enactment of Legislative Decree No. 342 of September 15, 1997. According to Article 16 of such Decree, the City may now attempt to reach a settlement with each holder of a Verified Claim, pursuant to which each such holder would receive immediate payment of an amount ranging from 40% to 100% of the face value of each Verified Claim. Creditors who opt not to receive immediate payment of the proposed amount will be paid in due course under the normally applicable rules. The City has opted to resort to such simplified procedure for the satisfaction of Verified Claims. Accordingly, it has asked the Statutory Receivers to prepare a plan of liquidation and proposed settlement of all Verified Claims. On March 5, 1998, the Statutory Receivers completed the simplified procedure for accounting and verification of pre-dissesto Claims and the recovery of credits owed to the City. On March 30, 1998 the City approved the plan of liquidation presented by the Statutory Receivers, which provides for payment of the face amount due to preferred creditors, and 60% of the outstanding amount owed to junior creditors.

         On November 30, 2001, the Statutory Receivers completed the procedure and approved a final amount owed to creditors. Based on such balance, the total amount of Verified Claims equals 'E'26.1 million of preferred creditors and 'E' 754.4 million of junior creditors (which, however, does not include claims made by Special Entities which, if paid, would be paid over to the City in an equal amount). Verified Claims owed to employees of the City qualify as preferred credit and have been paid in full. Part of the junior creditors representing a total of 'E'571 million agreed to a settlement agreement providing for the payment of 60% of the total outstanding amount and therefore will be paid 'E'343.2 million in the aggregate. The remaining junior creditors will have to be paid in full. Consequently, the plan proposed by the Statutory Receivers allocates a total of 'E'556.0 million in Verified Claims consisting of approximately (i) 'E'343.2 million that cover 60% of the junior creditors who agreed to settlement, (ii) 'E'182.4 million to pay in full the junior creditors not part of the settlement agreement, (iii) 'E'26.1 million to pay in full the preferred creditors and (iv) 'E'4.3 million to pay for liquidation related expenses.

         In connection with the dissesto procedure the City has obtained to date approximately 'E'608.5 million to cover the outstanding 'E'556.0 million of Verified Claims. The amount of 'E'608.5 million consists of (i) a 'E'309.8 million loan granted by the Cassa Depositi e Prestiti. Such loan is to be entirely repaid by the Central Government; (ii) 'E'197.3 million of available revenues and accruals (versamenti in riscossione); and (iii)
'E'101.4 million from budget surplus in the prior years and the sale of certain assets owned by the City.

         To date the City has paid approximately 66% of the 'E'556.0 million in Verified Claims and is in the process of paying the remaining 'E'185.4 million of such claims.

         Lending Restrictions. Except for loans for investments granted by the Central Government or the Region, a City in dissesto cannot enter into a new loan during the period that commences from the date of the Ministry of the Interior's approval of the rebalanced financial statements to the end of the dissesto procedure unless (i) the municipality had a surplus in the previous two years, and (ii) the municipality has fully repaid all losses incurred by its utility companies. Naples has met these criteria.

Financial Federalism

         Transfers of funds by the Central Government represent the majority of the revenues of the City. The Municipal Finance Laws transformed the financial relationship between the Central Government and local authorities focusing on greater financial autonomy and financial responsibility of local authorities.

         In order to implement such changes, the collection of certain taxes and fees that were previously the responsibility of the Central Government are or will become the responsibility of the City. This has resulted and will result in an equivalent reduction of tax transfers to local authorities by the Central Government. See "--Current Revenues."

         Further, the Municipal Finance laws established three basic types of Central Government transfers: ordinary transfers, equalization transfers and capital transfers. Ordinary transfers are and will be increasingly based on objective standards such as the size and population of the city and its economic and social indicators. Equalization transfers are allocated by the Central Government where the median income of the residents is lower than the national average, as is the case in Naples. Capital transfers are based on the size and population of the city and made for specific capital expenditures for public work projects and cannot be used to finance current expenditures.

         Transfers of funds to local authorities are dependent on the finances of the Central Government. While the City is not aware of any plan to change the current transfer system, there can be no assurance that transfers from the Central Government will continue in the manner or the amounts of the past. See "--Republic of Italy."

Current Revenues

         Sources of Revenue. Transfers of funds by the Central Government and the Region represent a majority of the revenues of the City. The City collects certain taxes, fees and charges. The specific taxes and fees that municipalities are allowed to levy are as follows: use tax for use of public spaces; waste collection and disposal and sewage treatment and disposal fees; property transfer taxes; advertising taxes; municipal concessions fees; business, professional and cultural activities taxes (Imposta Comunale per l'Esercizio di Imprese e di Arti e Professioni (ICIAP)); and real estate taxes (Imposta Comunale sugli Immobili (ICI)). In addition, in 1998 the Central Government passed a law introducing a new tax regime for the year 1999-2000, whereby each municipality could apply a local personal income tax not to exceed 0.5% of the personal taxable income (Addizionale IRPEF). The rate of this local personal income tax could be introduced progressively over a period of three years, through annual increases not to exceed 0.2% each year, up to the 0.5% maximum rate. The rate would become fixed on the third year. The City applied an initial 0.2% tax for the year 1999-2000 and has planned to increase it up to 0.4% for the year 2000-2001, and 0.5% for the year 2001-2002.

                                Current Revenues

                                                               Year Ended December 31,
                                       -----------------------------------------------------------------------------
                                                                                                              Budget
                                         1997           1998          1999          2000          2001       2002(2)
                                       -------       -------       -------       -------       -------       -------
                                                                    ('E' millions)
Tax Revenues:
Imposte........................          191.9         180.7         187.5         204.3         218.4         216.7
Tasse..........................          114.7          85.9          93.7         119.9         106.5         105.3
Tributi speciali...............           11.2          71.9          19.1          20.7           1.2           1.3
                                       -------       -------       -------       -------       -------       -------
   Total tax revenue...........          317.9         338.0         300.3         345.0         326.1         323.3
Current Transfers:
Central Government.............          698.5         694.4         696.6         641.8         715.2         681.4
Campania.......................            7.2           4.6          10.8          20.3          27.9          70.4
Other..........................            0.1           1.8           0.5           3.0           4.4           1.2
                                       -------       -------       -------       -------       -------       -------
   Total current transfers.....          705.8         700.8         708.0         665.1         747.6         753.0
Non-Tax Revenue:
Public services................           55.6          54.2          58.1          82.3          94.5         104.9
Rents..........................           16.0          19.4          24.3          23.2          27.4          27.1
Interest income................           12.6          12.1          13.3          12.2           9.5           5.3
Competitions, refunds and
payoffs........................             --            --            --            --           0.7            --
Corrections....................             --            --            --            --            --            --
Other revenues.................           42.9          70.3          57.8          36.2          95.5          73.7
                                       -------       -------       -------       -------       -------       -------
   Total non-tax revenues......          128.0         156.0         153.6         154.0         227.9         211.0
                                       -------       -------       -------       -------       -------       -------
Current Revenues...............        1,151.6       1,194.8       1,161.9       1,164.0       1,301.5       1,287.3
                                       =======       =======       =======       =======       =======       =======
Previous year balance for
current expenditures(1)........          122.7           9.9          14.2            --           5.0          53.2
                                       -------       -------       -------       -------       -------       -------
Total Current Revenues.........        1,274.3       1,204.7       1,176.1       1,164.0       1,306.5       1,340.5
                                       =======       =======       =======       =======       =======       =======

---------------
(1) Represent surpluses from previous years allocated to current expenditures, as indicated.

(2) Approved by the City of Council on March 26, 2002.


         Tax Revenues consist of imposte, tasse and tributi speciali (taxes, fees and special fees). Imposte, the principal source of tax revenue, are real estate taxes (ICI) based on the value of real estate registered at the public registrar's office at a rate of 0.6% which is the maximum rate allowed by law. Prior to 1993, ICI was known as INVIM (Imposta sull'Incremento di Valore degli Immobili) and paid only in connection with the transfer of property. Until 1994, ICI was collected by the Central Government and credited to Naples. Today ICI is collected directly by the City. Tasse include fees levied on local enterprises (based on their revenues and the size of the premises in which the activity is carried out), on the exploitation of public areas for private use, on the consumption of electric power and on the performance of administrative duties (such as the issuance of stamps or notarization). Tributi speciali are fees for the right to make street advertisements and fees for water purification. Tax revenues increased by 'E' 20.1 million in 1998 primarily as a result of the introduction of a new local tax - Imposta Regionale sulle Attivita Produttive, "IRAP" - and an increase in other taxes offset in part by a decrease in the tax on solid wastes. In 1999, tax revenues decreased by 'E'37.7 million primarily as a result of a significant reduction in the special fees collected directly by the City of Naples. In 2000, tax revenues increased by 'E'44.7 million as a result of the introduction of a new local personal income tax (Addizionale IRPEF) and an increase in real estate taxes (ICI). In 2001, tax revenues decreased by 'E'18.9 million due to (i) a decrease of 'E'13.4 million in Tasse, deriving from a decrease in fees levied on the exploitation of public areas for private use as well as a decrease in taxes on solid waste; and (ii) a decrease of 'E'19.6 million in Tributi speciali as a result of the elimination of the IRAP local tax, which, starting from 2001, has been included in current transfers from the Central Government. These decreases were partially offset by an increase of 'E'14.0 million in Imposte, mainly due to an increase in revenues from Addizionale Irpef and ICI taxes.

         Current Transfers are made by the Central Government and the Region of Campania. The transfers take the form of both ordinary transfers and equalization transfers. The slight decline in current transfers in 1997 and 1998 is essentially due to the new ICI tax regime which provides for the municipality to collect the entire tax, rather than being collected by the Central Government and reallocated as a current transfer. See "--Financial Federalism". The median income of the residents of Naples is below the national average and consequently Naples receives significant equalization transfers from the Central Government. The decline in current transfers between 1999 and 2000 was mainly due to the assignment of the employment agreements relating to approximately 1,500 support staff employees for local schools, to the Central Government, thereby decreasing the City's need for Central Government funds to cover the salaries of such employees, as well as a decrease in the number of public projects financed by the Central Government.

         In 2001, current transfers increased by 'E'82.5 million, or 12.4% as compared to 2000. The increase was due to (i) an increase of 'E'73.4 million in current transfers from the Central Government, as a result of the abolition of the local IRAP tax, and the severance of certain employees of the City, as part of the dissesto procedure; and (ii) an increase of 'E'7.6 million in transfers from the Region due to the implementation of certain regional projects and the financing of public transportation services and certain local administrative expenses.

         Non-Tax Revenues include revenues from public services, rents, interest income, concorsi (credits), rimborsi (reimbursements), recuperi (recoveries) and corrections. Public services include fees charged for services provided by the City (such as sport centers), as well as for the private use of public property (such as parking lots) and fines for traffic law violations and other offenses. Rents consist of payments made to the City for the lease of City-owned properties. Interest Income is the interest earned on overdue payments to the City. Concorsi, Rimborsi and Recuperi include value added tax (VAT) credits payable to the City, social security grants for elderly people and reimbursements by the Central Government, Region of Campania and the Provincia di Napoli for the conduct of elections. Corrections will result from matching, with equal expenses, the notional rents for schools and other municipal buildings.

         In 2001 non-tax revenues increased by 'E'73.9 million, or 48.0%, primarily as a result of (i) an increase in public services revenues due to an increase in fines for violations of rules of the road ('E'12.9 million), and
(ii) a substantial increase in other revenues. mainly due to the Region of Campania contributions for public transportation services provided in past years ('E'41.8 million), and the payment of certain credits in connection with the liquidation of AMCL, Azienda Municipalizzata Centrale del Latte, Napoli
('E'9.6 million). See "--Special Entities".

Current Expenditures

         Current expenditures include personnel, goods and services, current transfers, interest expense, corrections and unallocated expenditures.

         The following table sets forth for the periods indicated the current expenditures of the City.

                              Current Expenditures

                                                                  Year Ended December 31,(1)
                                                ---------------------------------------------------------------
                                                                                                         Budget
                                                 1997       1998        1999        2000       2001     2002(2)
                                                -------     -------      -------    -------   -------   -------
                                                                        ('E' millions)
Personnel expenses..........................      421.0       394.7        407.5      388.8     402.6     407.1
Goods and services..........................      322.0       343.7        352.5      398.1     493.7     497.8
Rents, leases and related costs.............       10.2         9.7          9.3        9.1       9.8      11.8
Current transfers...........................       48.1       100.4        105.2       98.9      97.3     111.0
Interest expense............................      111.2        96.2         67.8       56.5      53.5      55.3
Corrections.................................        0.0         0.0          0.0        0.0       0.0       0.0
Taxes.......................................        7.5        36.9         34.4       30.6      28.6      31.9
Extraordinary expenses......................      162.1        96.2         43.4       54.2      81.7      40.9
Unallocated.................................        0.0         0.0          0.0        0.0       0.0       0.0
Others......................................          -           -            -          -       0.0         -
                                                -------     -------      -------    -------   -------   -------
   Total Current Expenditures...............    1,082.1     1,051.4      1,020.2    1,036.2   1,167.2   1,223.7
                                                =======     =======      =======    =======   =======   =======

---------------
(1) Pursuant to the Legislative Decree of the Republic of Italy no. 194/96 of January 1, 1996, the accounting criteria employed to compile financial statements of regional and local governmental entities have changed, requiring monies transferred from the City to the Special Entities to be reclassified as payment for goods and services as opposed to current transfers.

(2)  Approved by the City of Council on March 26, 2002.

         Personnel expenses are salaries, social security expenses and expenses in connection with early retirement. Goods and services include amounts spent on goods and services provided by independent contractors, such as solid waste collection street cleaning, and Special Entities. Current transfers are transfers made by the Central Government and the Region of Campania and take the form of both ordinary transfers and equalization transfers. Interest expense is the interest paid on the City's long-term and short-term debt. Corrections are the accounting adjustments that reflect revenues relating to matters such as regional funding. Unallocated expenditures are expenses not included in individual divisional budgets.

         For the past years, the City has been pursuing a policy of containing the growth of personnel expenses while increasing the amount spent for the provision of services to the City's inhabitants. However, in 2001 personnel expenses increased by 'E'13.8 million, or 3.6%, mainly due to an increase in personnel's salaries, while the ratio of goods and services expenditures to personnel expenses has steadily grown from 69.6% in 1997 to 122.6% in 2001.

         The following table sets forth for the periods indicated the current expenditures of the City attributable to its major activities.

                     Current Expenditures by Major Activity

                                                                         Year Ended December 31,
                                                       --------------------------------------------------------------
                                                                                                               Budget
                     Activity                           1997         1998       1999       2000      2001     2002(4)
                     --------                          -------      -------    -------    -------   -------   -------
                                                                         ('E' millions)
Administration....................................       388.5        307.6      322.7      303.9     375.6     435.4
Roads and Transportation..........................       214.6        202.0      179.1      171.7     183.5     173.5
Waterworks(1)(3)..................................         n/a          n/a        n/a        n/a       n/a       n/a
Sewage(3).........................................         n/a          n/a        n/a        n/a       n/a       n/a
Waste Disposal(3).................................         n/a          n/a        n/a        n/a       n/a       n/a
Education, Culture, Sport and Recreational
Activities........................................       129.5        122.1      121.8       87.5      99.7     109.5
Public Security...................................        60.8         69.9       55.7       77.4      77.3      85.4
Housing(3)........................................         n/a          n/a        n/a        n/a       n/a       n/a
Housing and Environmental Management(3)...........
                                                         220.8        252.2      218.7      284.3     294.4     278.0
Social Services(2)................................        73.6         87.6      110.4      107.1     122.7     145.4
Services and Local Economic Promotion.............
                                                           7.7          9.1       11.3        8.1      12.0      14.8
Other.............................................         0.5          0.9        0.0       89.7       2.0       0.7
                                                       -------      -------    -------    -------   -------   -------
   Total..........................................     1,082.1      1,051.5    1,020.1    1,037.1   1,167.2   1,242.7
                                                       =======      =======    =======    =======   =======   =======

---------------
(1) Operated by ARIN, a special entity, the numbers shown are net of fees for service.

(2)  Primarily services for elderly, foster service and disabled.

(3) Starting from 1997 Waterworks, Sewage, Waste Disposal and Housing have been grouped into a single category: "Housing and Environmental Management".

(4)  Approved by the City Council on March 26, 2002.


         Current Expenditures in 1998 decreased by approximately 'E'31 million as a result of Administration expenses resulting from the absence of the one-time payment in 1997 to the Statutory Receivers.

         Current Expenditures in 1999 were lower than in 1998, due to a decrease of the expenses related to public security, housing and environmental matters, transportation and maintenance of public roads offset in part by an increase of those attributable to human resources and social services.

         Current Expenditures in 2000 increased as compared to 1999, mainly due to a substantial increase in housing and environmental matters, public security, and other expenses, which was partially offset by a decrease in administration, road and transportation and social services.

         Current Expenditures in 2001 increased by 'E'130.1 million, or 12.5%, as compared to 2000, mainly due to a substantial increase in administration, roads and transportation and education, culture, sport and recreational activities.

Capital Revenues and Capital Expenditures

         Capital Revenues consist of asset sales, capital transfers and credit collections. Asset sales consist of the sale of City-owned assets. Capital Transfers include contributions from the Central Government, the Region, the EU and other public entities. The City incurs Capital Expenditures for the development and improvement of facilities for housing, transportation, the renovation of public property for general use and other civic purposes.

         The following table sets forth for the period indicated the capital revenues of the City.

                                Capital Revenues

                                                                       Year Ended December 31,
                                                      --------------------------------------------------------------
                                                                                                              Budget
                                                      1997         1998        1999        2000       2001   2002(1)
                                                      -----        -----       -----       -----      -----   -----
                                                                        ('E' millions)
Asset sales....................................         8.9          2.5         1.9         9.7        0.1    12.0
Capital transfers..............................       319.5        396.1       269.4       253.9      114.2   383.8
                                                      -----        -----       -----       -----      -----   -----
   Total.......................................       328.5        398.7       271.3       263.6      114.3   395.8
                                                      =====        =====       =====       =====      =====   =====

---------------
(1) Approved by the City Council on March 30, 2001.


         The decrease in capital revenues in 1999 was mostly due to reduced transfers from the Central Government and the Region. The decrease in 2000 was mainly due to a substantial decrease in transfers from the Central Government for works related to the City's subway system. The significant decrease in 2001 was attributable to a substantial decrease in capital transfers from the Central Government and the Region, due to a slowdown in the implementation of certain public projects, including roads and transportation projects (subway system), land development and environmental projects and maintenance works for municipal buildings.

         The following table sets forth for the periods indicated the capital expenditures of the City attributable to its major activities.

                              Capital Expenditures

                                                                          Year Ended December 31,
                                                        --------------------------------------------------------------
                                                                                                                Budget
                                                        1997        1998       1999        2000       2001     2002(4)
                                                        -----       -----      -----       -----      -----     -----
                                                                         ('E' millions)
Administration...................................        26.2       182.9       48.0       131.9       13.3     121.1
Roads and Transportation.........................       272.1       309.3      272.0       187.8       63.8     285.6
Waterworks(1)(3).................................         n/a         n/a        n/a         n/a        n/a       n/a
Sewage(3)........................................         n/a         n/a        n/a         n/a        n/a       n/a
Waste Disposal(3)................................         n/a         n/a        n/a         n/a        n/a       n/a
Education, Culture, Sport and Recreational
Activities.......................................        12.9        16.2       15.5        39.6       21.5      18.0
Public Security..................................         0.5         0.0        0.4         0.0        1.2       0.8
Housing(3).......................................         n/a         n/a        n/a         n/a        n/a       n/a
Housing and Environmental Management(3)..........       237.0       148.2       69.4       132.8      132.9      82.5
Social Services(2)...............................        16.4        19.4        6.1        12.9        0.9       1.6
Services and Local Economic Promotion............         4.3         2.3        7.4         7.8        2.2       2.6
Other............................................         1.7         5.1        0.3         0.5        0.0       0.0
                                                        -----       -----      -----       -----      -----     -----
   Total.........................................       571.6       683.2      419.1       513.3      235.7     512.2
                                                        =====       =====      =====       =====      =====     =====

---------------
(1) Operated by ARIN, a special entity, the numbers shown are net of fees for service.

(2)  Primarily services for elderly, foster service and disabled.

(3) Starting from 1997 Waterworks, Sewage, Waste Disposal and Housing have been grouped into a single category: "Housing and Environmental Management".

(4)  Approved by the City Council on March 26, 2002.


         Capital Expenditure in 2001 included both capital expenditures financed in part by the City and capital expenditures financed through transfers from the Central Government, the Region and the EU. The amount financed by the City included funds accumulated from the budget surpluses in the previous years, borrowings and asset sales. In 2001 the significant decrease in Capital Expenditure was due to a slowdown in the implementation of certain public projects, including roads and transportation projects (subway system), land development and environmental projects and maintenance works for municipal buildings.


Special Entities

         The City owns interests in several special entities currently organized as aziende speciali. The business areas in which these entities operate are urban and suburban transportation, water supply and airport management. During the past, these entities have incurred substantial losses largely as a result of inefficient management.

         In 1995, the City transformed the status of these entities from aziende municipalizzate into aziende speciali, except CTP, which remains a consortium. As aziende municipalizzate these entities had no separate legal status and required the approval of the City Council for every decision. As aziende speciali such entities have a separate legal status from the municipality and have managerial independence. The directors of aziende speciali are appointed by the mayor of the City and the City Council approves the budget and the financial statements of the entities and the acquisition of interests in other companies by such entities. Prior to 1996, special entities' losses have been covered by transfers from the City. Since 1996, monies transferred to the Special Entities have been reclassified as current expenditures for goods and services as opposed to current transfers, except for CTP, which is a consortium and continues to receive funds in the form of transfers.

         The primary reason Naples went into dissesto was that employees of the City and the special entities made expenditures that were not appropriated in the budget. Legislation enacted in 1996 provides that unappropriated expenses are not deemed to be expenditures of the municipality and that a creditor only has recourse against the employee, as an individual, who agreed to such unauthorized expenditure.

         The following table sets forth the revenue and net income (loss) for each special entity for the last five fiscal years at December 31.

                                                                        Year Ended December 31,
                                                          ----------------------------------------------------
                                                           1997        1998         1999      2000        2001
                                                          ------      ------       ------    ------      ------
                                                                             ('E' millions)
ANM
   Revenue.........................................         92.8        96.0        101.8    113.0        101.3
   Net Income (loss)(1)............................            0           0         (6.8)     4.2        (12.1)
CTP
   Revenue.........................................          8.5         8.7          9.2      9.8          8.1
   Net Loss........................................        (59.7)      (45.7)       (43.9)   (42.7)       (30.0)
   Transfers from the City(2)......................         21.7        19.1         22.0     21.4         14.8
ARIN
   Revenue.........................................         88.7        89.9         91.5     93.6         95.3
   Net Income (loss)...............................            0           0        (14.5)   (48.4)(4)     (6.4)

---------------
(1) Includes a reimbursement of 'E'111 million received by ANM relating to the overpayment of social security benefits (INPS) that is to be paid over a ten year period until 2002.

(2) Includes both transfers to cover losses in prior years and interest on loans contracted in prior years. As of 1996 such transfers are contributed as ordinary transfers, paid in a lump sum at the beginning of each year.

(4) These losses relate to extra-ordinary events, as a result, the City of Naples covered only part of the losses for an amount equal to 'E'1,5 million. The remaining portion of the loss has been covered through a re-evaluation of certain fixed assets (such as distribution grid, and equipment)


         The principal special entity is ANM, Azienda Napoletana Mobilita S.p.A., (formerly ATAN, Azienda Tranvie Autofilovie, Napoli). The entity is 100% owned by the City. In June 1995 it changed its form into an azienda speciale and finally in March 2001, it became a joint stock company (societa' per azioni). ANM is primarily responsible for the operation of the City's bus fleet. In 1998, its fleet comprised approximately 1,272 vehicles, of which approximately 767 were functional. During 1998 ANM operated 151 autobus routes and 4 trolleys/tramways routes which covered approximately 29.5 million kilometers. ANM is also responsible for the operation of three funiculars. Since 1998 ANM has maintained and operated line no. 1 of the Naples subway.

         In 2001 Metronapoli S.p.A, a joint stock company (societa' per azioni) was formed to manage and expand the subway network of the City.

         In 2001, ANM incurred a net loss of 'E'12.1 million as compared to a net income of 'E'4.2 million in 2000. In 2000, revenues increased by 'E'11.2 million as a result of an increase in the sale of tickets. The loss incurred in 2001 was mainly due to an increase of 'E'10.4 million, or 53%, in costs for services, due to an increase in insurance costs and the incurrence of costs relating to the investment in Metronapoli. In 2001, revenues decreased by 'E'11.7 million mainly as a result of a decrease in payments for services transferred from the City, due to the City's challenge of certain billing items.

         Payments by the City to ANM from 1998 to 2001 have been, respectively, 'E'66 million, 'E'86 million, 'E'65.3 million and 'E'65.4 million.
In 2000, ANM and the City entered into a vendor-supplier relationship pursuant to which ANM bills the City for its services.

         The primary source of revenue remains payments for services transferred from the City. ANM also collects revenues directly from riders' payment of fares. ANM believes that significant fare evasion occurs and is seeking to reduce such evasion. An important step to control such evasion was made by the introduction of a special ticket, Napolipass, which can be used on both buses and subways, which is printed on paper that is difficult to counterfeit. Another measure includes the empowerment of bus controllers as public officials and therefore enabling them to request the identity of transgressors. ANM's losses are required to be covered by capital transfers from the City.

While these transfers were previously effected on an annual basis, since 1994 transfers by the City occur on a monthly basis. In addition, such transfers are now paid by the City as consideration for services provided by ANM, in the amounts and pursuant to the terms and conditions provided for by the related service agreement entered into between City and ANM.

         CTP, Consorzio Trasporti Pubblici S.p.A. (formerly ACTP, Azienda Consortile Trasporti Pubblici di Napoli) operates transport between the City and the suburbs of Naples. The City owns 50% of CTP (the other 50% is owned by the Provincia di Napoli). CTP was transformed in 1995 into an azienda speciale, and, subsequently, in March 2001, it was transformed into a joint stock company (societa' per azioni). In 2001 CTP incurred a net loss of 'E'30.0 million, as compared to a net loss of 'E'42.7 million in 2000 and a net loss of 'E'43.9 million in 1999. Losses are funded annually in proportion to the share ownership. Annual losses reflect the ongoing need for subsidies to cover expenses not covered by other transfers or reserves. At December 31, 2001, the entity employed approximately 1,948 persons. In 2001, its fleet was comprised of 491 buses, which covered approximately 28.8 million kilometers and transported approximately 16 million passengers.

         ARIN, Azienda Risorse Idriche di Napoli S.p.A. (formerly AMAN, Azienda Municipalizzata Acquedotto di Napoli) supplies water to the City and to 26 municipalities surrounding the City. In 2001, ARIN supplied approximately 153,620,000 cubic meters of water to 2 million inhabitants. ARIN owns a water distribution system of approximately 19,000 kilometers of pipe and purchases its water from the Acquedotto del Serino, Gestione Regionale and the Acquedotto di Integrazione e Riserva. The entity is 100% owned by the City and in 2001, it was split into two new companies as a result of the spin-off of Special ARIN, which operates as an azienda speciale. All liabilities relating to the original ARIN, including the 2000 liabilities, have been now transferred to Special ARIN that will manage all pending payments up to the year 2000. ARIN, however, may still be held liable if Special ARIN defaults on any payment due. At December 31, 2001, ARIN employed approximately 630 persons. Future plans include the implementation of a national law regarding the restructuring of the national water works, which is expected to result in ARIN serving a larger community and managing their clients' sewage and water purification systems. In addition, the City is considering a plan turning ARIN into a "utility company" supplying both water and gas services.

         In 2001, ARIN's recorded a net loss of 'E'6.4 million while in 2000 ARIN had a net loss equal to approximately 'E'48.4 million. The decrease in losses was due to the execution of a spin off transactions, whereby all existing liabilities were transferred from the existing company ARIN to the spun off company Special ARIN. In 1999, the City made a capital contribution of 'E'36 million to ARIN. In 2000, since most of the losses derived from extraordinary activities not part of the ordinary course of business, the City provided a capital contribution of only 'E'1.6 million. In 2001, the City made no capital contribution.

                                DEBT OF THE CITY

         Debt of the City principally consists of loans borrowed in the domestic market from the Cassa Depositi e Prestiti (approximately 'E'448.7 million at December 31, 2001) and from Italian banking institutions ("Internal Funded Debt") and the Notes. The Cassa Depositi e Prestiti is an entity managed and funded by the Central Government and lends exclusively to local authorities. From 1993 to 1995, the City did not borrow due to restrictions on municipalities in dissesto. The City regularly includes in its budgets provisions to permit short term borrowings, although the City has generally not made such borrowings with the exception of the 'E'162 million borrowed in 1997. The Central Government contributes to the debt service of the City. For loans contracted prior to 1980, the Central Government is responsible for 100% of debt service. For subsequent years, the amount of contribution depends on the use of proceeds.

         The following table sets forth the debt of the City outstanding for the periods indicated:

                                                              Year Ended December 31,
                                              ----------------------------------------------------------
                                                1997           1998        1999         2000        2001
                                              --------        -----       -----        -----       -----
                                                                    ('E' millions)
Fixed Rate Debt...........................       900.7        822.0       797.6        782.6       758.1
Floating Rate Debt........................        31.8          0.9         0.0          8.5         8.1
                                              --------        -----       -----        -----       -----
Total Debt Outstanding....................       932.5(1)     823.0       797.6        791.1       766.3
                                              ========        =====       =====        =====       =====
Debt for which service is paid with
  Central Government transfers............        86.3         73.3        66.3         47.8        41.6

---------------
(1) Does not include a 'E'162 million loan to be repaid in full by the State.


         The following table sets forth the changes in the debt of the City for the periods indicated:

                                                              Year Ended December 31,
                                              ----------------------------------------------------------
                                                1997          1998        1999      2000         2001
                                              --------      -------     -------    ------       -----
                                                                    ('E' millions)
Outstanding at Beginning of Year..........     1,045.1        932.5       822.9     797.6       791.1
New Borrowings............................         0.0          3.1        82.1      66.3        49.6
Debt Repayments...........................      (112.6)      (112.6)     (107.4)    (72.8)      (74.4)
                                              --------      -------     -------    ------       -----
   Outstanding at End of Year.............       932.5        822.9       797.6     791.1       766.3
                                              ========      =======     =======    ======       =====

         The following table sets forth the maturity and debt service schedules of the City's debt outstanding on December 31, 2000.

                        Maturity of Debt and Debt Service

                                        Principal      Interest        Debt         Transfers from       Net Debt
      Maturing during the Year             Due           Due(1)       Service      Central Government     Service
      ------------------------          ---------      --------       -------      ------------------    --------
                                                                       ('E' thousands)
2001.............................        74,391         51,415        125,806            47,813            77,993
2002.............................        69,347         48,869        118,216            41,576            76,640
2003.............................        72,938         44,112        117,050            41,085            75,965
2004.............................        76,802         39,107        115,909            39,020            76,889
2005.............................        69,546         34,003        103,549            36,952            66,597
2006.............................        73,156         29,232        102,388            26,949            75,439
2007.............................        57,627         24,542         82,169            25,446            56,723
2008.............................        50,691         20,800         71,491            18,805            52,686
2009.............................        46,838         17,487         64,325            14,583            49,742
2010.............................        46,190         14,361         60,551            12,879            47,672
2011.............................        42,183         11,322         53,505             6,330            47,175
2012.............................        37,372         8,579          45,951             6,330            39,621
2013.............................        19,487         6,441          25,928             5,678            20,250
2014.............................        20,559         5,367          25,926             5,678            20,248
2015.............................        18,975         4,273          23,248             5,678            17,570
2016.............................        13,258         3,325          16,583              --              16,583
2017.............................        13,996         2,587          16,583              --              16,583
2018.............................        13,125         1,807          14,932              --              14,932
2019.............................        12,142         1,140          13,282              --              13,282
2020.............................         8,047          545           8,592               --               8,592
2021.............................         3,905          156           4,061               --               4,061

---------------
(1) The interest due on floating rate debt was calculated at 12.75% per annum.


Short-term Debt

         As of December 31, 2001, the City had no outstanding principal amount of short-term debt. Short-term borrowings of the City are limited to 25% of budgeted current revenues by law.

         The City did not borrow on a short-term basis in the period from 1985 to 1994. During this period, the City utilized unused funds appropriated for other specific purposes to cover temporary current expenditure or cash flow needs. Cities in dissesto are no longer permitted to use appropriated funds for other purposes. In 1995 the City borrowed 'E'29 million from its Municipal Treasurer for a period of 2 days to meet a time lag. No further short-term debt was incurred by the City since 1996, with the exception of a loan totaling 'E'162 million borrowed in 1997.

Debt Record

         The City has never failed in the past 50 years (i.e. since 1946, the date of the establishment of the Republic of Italy) to pay when due the full amount of principal of, and interest and premium on, and amortization or sinking fund requirements with respect to, its outstanding public debt. Although the City entered into dissesto in 1993, payments on financial indebtedness were not affected. See "Financial Information of the City--Summary and --Dissesto Finanziario."

                              THE REPUBLIC OF ITALY

         The Notes are not the obligations of, or guaranteed by, the Republic of Italy.

         The discussion set forth below is primarily based on the Annual Report of the Bank of Italy (1998, 1999, 2000 and 2001), the Annual Report of the Ministry of the Economy and Finance (1999 and 2000), the Italian Government's 2001-2004 Economic Program Document ("Documento di Programmazione Economica") and on data provided by ISTAT (Istituto Nazionale di Statistica, the Italian statistical service).

Central Government Administration

         The Executive Branch. The head of state is the President, who is elected for a seven-year term by an electoral college that includes members of Parliament and 58 regional delegates. The current President, Carlo Azeglio Ciampi, was elected in May 1999. The President has the power to appoint the Prime Minister (who is the effective head of government) and to dissolve Parliament. Silvio Berlusconi has served as Prime Minister since June 2001. The Constitution also grants the President the power to appoint one-third of the members of the Constitutional Court, to call general elections and referenda and to command the armed forces.

         The Judicial Branch. Italy is a civil law jurisdiction. Judicial power is vested in the ordinary, administrative and accounting courts. The highest ordinary court is the Corte di Cassazione in Rome, where judgments of lower courts of local jurisdiction may be appealed. The highest of the administrative courts, which hears claims against the state and local authorities, is the Consiglio di Stato in Rome. The Corte dei Conti in Rome supervises the preparation of, and adjudicates, the state budget of Italy.

         The Legislative Branch. The Parliament constitutes the legislative branch of the Central Government. It consists of a Chamber of Deputies and a Senate with 630 and 315 elected members, respectively. In 1993, the Parliament enacted electoral reforms. From the adoption of the Italian Constitution in 1948 to 1993, both chambers of Parliament (the Chamber of Deputies and the Senate) were elected by a system of proportional representation with a nominal lower limit on the percentage of votes needed to achieve representation. Except for a brief period, no one party has been able to command an overall majority in Parliament, and Italy has a long history of weak coalition governments. The electoral reform legislation adopted by Parliament in August 1993 provides that 75% of the members of both houses of Parliament be elected through a "first past the post" system or single-member districts in which the candidate receiving the largest number of votes wins. The remaining 25% are elected through a proportional representation system. In the Chamber of Deputies, only parties that receive at least 4% of the total vote on a nationwide basis are eligible for the seats elected by proportional representation. These modifications of the voting system have significantly reduced the number of parliamentary seats held by parties that receive a relatively small share of the popular vote.

         Since the electoral reforms, Italy has held three general elections, the latest on May 13, 2001. The following tables show the results of the last election:

                        General Election of May 13, 2001

                 House of Deputies                                                 Senate
--------------------------------------------------            ------------------------------------------------
                  Political Party                     Seats                   Political Party                   Seats
--------------------------------------------------    -----   ------------------------------------------------  -----

Center-Right Coalition (Casa delle Liberta) ......     368    Center-Right Coalition (Casa delle Liberta) ....    177
Center-Left Coalition (L'Ulivo)...................     242    Center-Left Coalition (L'Ulivo).................    125
Communist Refoundation (Rifondazione Comunista)...      11    Italian Values (Italia dei Valori)..............      1
Sudtiroler Volkspartie - Olive (SVP-Ulivo)........       8    European Democrats (Democrazia Europea).........      2
Others (Altri)....................................       1    Sudtiroler Volkspartie - Olive (SVP - L'Ulivo)..      3
                                                              Communist Refoundation (Rifondazione Comunista).      3
                                                              Sudtiroler Volkspartie (SVP)....................      2
                                                              Individual Candidates (Candidati Individuali)...      1
                                                              Autonomist List (Lista Autonoma)................      1
                                                      -----                                                      -----
Total.............................................     630    Total...........................................    315

         The last general elections held on May 13, 2001, resulted in a victory of the Right-Right Coalition, which includes Go Italy (Forza Italia), the National Alliance (Alleanza Nazionale), the Northern League (Lega Nord), the Christian Democratic Center (Centro Cristiano Democratico) and the Christian Democratic Union (Cristiani Democratici Uniti). A new government, led by Silvio Berlusconi, was formed on June 11, 2001, and won the vote of confidence in Parliament on June 20, 2001. The Center-Right Coalition obtained an unprecedented majority of both the House of Deputies and the Senate.

Economy

         The economy of the Republic of Italy, as measured by gross domestic product ("GDP"), was the fifth largest in the developed world at the end of 2000, after the United States, Japan, Germany and U.K. (Source: OECD). Italy is a founding member of the European Union, and its economy is closely linked with those of the other EU members. Over half of both Italy's exports and imports involve other EU countries.

         As a result of persistent budget deficits financed by borrowing, Italy's public debt reached 124.8% of GDP in 1995. In 1995, the Government achieved its long standing objective of stabilizing the debt-to-GDP ratio. Italy's public debt as a percentage of GDP further decreased in subsequent years reaching an estimated 109.4% of GDP at the end of 2001, although it remains above the debt ceiling of 60% required under the Maastricht Treaty. Public debt is estimated to have increased by 3.3% in 2001 (Source: ISTAT). The primary balance (which excludes interest costs) has improved steadily over the past five years and has shown surpluses since 1992.

         Beginning in 1989, GDP growth began to slow in Italy as in other countries of the EU, reaching 0.6% in 1992. The downturn in Italy became a recession in the third quarter of 1992, which lasted until the end of the third quarter of 1993. For the 1994-95 period, Italy experienced an average annual real GDP growth rate of 2.9%, reflecting Italy's recovery from the recession. Economic growth began to slow in the last quarter of 1995, and Italy's real GDP growth rate in 1996 was 0.9%. In 1997, after a first quarter of negative growth, the Italian economy began to recover, primarily as a result of stronger domestic consumption, and real GDP grew by 2% for the year. In 1998, the real GDP growth rate slowed to 1.8% and, in 1999, the real GDP growth rate increased to 1.6%. In 2000, the real GDP growth rate increased to 2.9%, the highest rate since 1995, as compared to an average annual increase of 3.4% in the member countries of the European Union. The growth in 2000 is primarily attributable to increased domestic demand and expenditures, coupled with higher exports. In 2001 GDP grew by 1.8% due primarily to increases in gross fixed investment and total consumption.

         The following tables set forth nominal and real GDP and expenditures for Italy for the periods indicated:

                                   GDP Summary

                                                                     Year Ended December 31,
                                               --------------------------------------------------------------------
                                                 1997           1998           1999           2000          2001
                                               ---------      ---------      ---------      ---------     ---------
Nominal GDP(1)..........................       1,026,285      1,073,019      1,108,497      1,164,767     1,216,583
Real GDP(1)(2)..........................         952,050        969,130        984,567      1,012,802     1,030,910
% Change (real).........................            2.0%           1.8%           1.6%           2.9%          1.8%
Population (thousands)..................          57,563         57,613         57,680         57,844            --
Nominal per capita GDP(3)(2)............          17,829         18,625         19,218         20,136            --
Real per capita GDP(3)..................          16,539         16,821         17,069         17,509            --

---------------
(1) 'E' millions.

(2) Constant euro, with purchasing power equal to the average for 1995.

(3) Euro.
Source: ISTAT (2002).

                              GDP and Expenditures

                                                                      Year Ended December 31,
                                              -----------------------------------------------------------------------
                                                  1997          1998           1999           2000           2001
                                              -----------    ----------      ---------      ---------      ----------
                                                                           ('E' millions)
Real GDP.................................         952,050       969,130        984,567      1,012,802      1,030,910
Imports of goods and services............         232,621       253,285        266,639        291,669        292,151
                                                ---------     ---------      ---------      ---------      ---------
Total supply of goods and services.......       1,184,671     1,222,415      1,251,206      1,304,471      1,323,061
Less: Exports of goods and services......         267,151       276,325        277,059        309,510        311,897
                                                ---------     ---------      ---------      ---------      ---------
Total goods and services available for
domestic expenditure.....................         917,520       946,090        974,147        994,961      1,011,164
Private sector consumption...............         562,337       580,294        594,271        610,265        616,981
Public sector consumption................         171,175       171,730        174,131        177,164        181,321
                                                ---------     ---------      ---------      ---------      ---------
Total consumption........................         733,512       752,024        768,402        787,429        798,302
Gross fixed investment...................         179,114       186,229        196,755        209,446        214,464
Changes in inventories...................           4,894         7,837          8,991         (1,914)        (1,602)
                                                ---------     ---------      ---------      ---------      ---------
Total domestic expenditure...............         917,520       946,090        974,147        994,961      1,011,164

--------------
Source: ISTAT (2002).

         In 1997, domestic consumption in Italy, particularly of household durable goods (such as furniture and appliances), communications and recreational services, grew by 2.6%. In 1998, domestic consumption of goods and services increased by 2.4%, fuelled mostly by motor vehicle purchases (which benefited from government incentives for scrapping old vehicles), household consumption and stockbuilding by firms. In 1999, domestic consumption of goods and services grew by 2.10% due to the weakening of consumer spending power and an atmosphere of uncertainty regarding the Italian economic situation. In 2000, domestic consumption of goods and services registered a growth of 2.8% as a result of an increase in the purchases of durable goods (particularly motor vehicles, telecommunication and recreational products, furniture and electric appliances) and services (primarily communication services, hotels and recreational services, insurance and other financial services). In 2001, domestic consumption of goods and services grew by 1.3%.

         Gross fixed investment grew by 2.1% in 1997, 4.0% in 1998, 5.7% in 1999, 6.4% in 2000 and 2.9% in 2001. The growth in 2000 was mainly attributable to increased investments in construction, motor vehicles and intangibles.

         Total domestic expenditure, encompassing consumption, investment and changes in inventories, grew only marginally in 1996, by 0.8%, reflecting the slowdown in economic activity that began in late 1995 and continued throughout 1996. In 1997, consumer spending was especially robust in the first half of the year but subsequently lost momentum, eventually registering a rate of growth of 2.7%. In 1998 and 1999, total domestic expenditure increased by 3.0% and 2.8%, respectively, while in 2000 and 2001, it increased by 2.4% and 1.6%, respectively.

         In 2001, the following sectors of the economy contributed the indicated percentage of GDP: agriculture, fishing and forestry (2.7%), industry and manufacturing (25.9%), construction (4.9%) and services (60.3%) (including commerce, hotels, public works, transport and communications, financial services, rent and other miscellaneous services). (Source: ISTAT). VAT and tariffs on imports accounted for the remaining 6.2% of GDP.

Principal Sectors of the Economy

         Services

         In 2001, market services represented 60.3% of GDP and employed 63.5% of the economically active population.

         Transport. Italy's transport sector has been relatively fast-growing largely as a result of trade integration with European markets. Roads are the dominant mode of transportation in Italy and include, among others, local roads that are managed and maintained by regions and local authorities, roads outside the local areas that are managed and maintained by the State Road Board and a system of toll highways that are in part managed and maintained by Autostrade - Concessioni e Costruzioni Autostrade S.p.A., Italy's largest motorway company. Autostrade manages 3,120 kilometers of the 6,478 kilometer system of motorways under a twenty-year concession granted by the State Road Board. Toll motorways represent 85 per cent of the total motorway network.

         Italy's railway system is small in relation to its population and land area, and has historically suffered from overstaffing, high pay and inadequate infrastructure. The Government provides substantial operating subsidies to the State-owned railroads, making passenger tickets less expensive than for most European railroads. The Italian State Railway Company (Ferrovie dello Stato S.p.A., or "FS") had losses of 'E'1.4 billion in 1999, compared to 'E'1.2 billion in 1998. In March 1999, the Government issued a directive for the reorganization of the state railways. In January 2000, the infrastructure components and transportation services business were legally separated. A new protocol agreement was signed in November 1999 by the Italian Ministry of the Economy and Finance (the "Treasury") (as shareholder), FS and the unions providing for the return to a balanced financial account by 2003 and 2005 for the service division and the infrastructure division, respectively. One of the most important objectives under the protocol is the shift towards a new fare system. The gradual review of the current under-priced passenger fare system, which started in January 1999, will cause upward revisions of long distance fares, while short distance fares will remain stable. The new protocol also provides for a new wage and labor contract according to which wages would start to be aligned to productivity gains and employment conditions made more flexible. The transport activity has been divided into three separate business units (freight and inter-city businesses, which the Government plans to privatize, and local transport and infrastructure, which will continue to be government-operated). The Government's objective is to devolve to the regions a significant part of the State responsibilities for local railways. By January 2000, many regions had published plans with the government setting targets for regional transportation. Under the planned decentralization process, regions will become responsible for the whole range of local transportation services through contracts entered into with the Central Government. A project for a new high-speed train system (Treno ad alta velocita) linking Turin to Milan and Milan to Rome and Naples, is expected to be substantially completed by 2008.

         In 1996, six Italian ports ranked among the thirty largest ports in the European Union in terms of volume of freight traffic. In the late 1990s, IRI S.p.A. ("IRI") completed the privatization of its international maritime companies and has concentrated its activities in the shipping sector on ferry operations and regional maritime activities. IRI plans to privatize its remaining shipping activities by 2003.

         Alitalia, Italy's national airline, was partially privatized in 1997 and is 47% owned by the public and 53% owned by the Treasury. As a result of a major restructuring program, Alitalia returned to profitability in late 1997 (after incurring losses for the previous ten years). In 2001, it registered a consolidated net loss of approximately 'E'907 million. Alitalia currently has strategic partnerships with certain airline carriers, including Delta Airlines, a U.S. carrier, and CSA Czech Airlines. In 2001, Alitalia negotiated a strategic alliance with Air France, the national flag carrier of France.

         Passenger air traffic in Italy is concentrated, with 58.6 per cent of all air traffic in 1999 attributable to Ciampino and Fiumicino airports in Rome and Linate and Malpensa airports in Milan. A Government decree would have shifted all of Milan's international traffic from Linate to Malpensa in October 1998. In January, 2001, as a result of opposition from the EU Commission based on the anti-competitive effects of the action, the Italian Government issued a revised decree that shifted part of Milan's international traffic to Malpensa airport but also permitted EU carriers to operate "point to point" connections between Linate and other airports of the EU, subject to certain limits.

         Communications. In 1997, Parliament enacted legislation to reform the telecommunications market with the aim of promoting competition in accordance with EU directives. This legislation permits companies to operate in all sectors of the telecommunications market, including radio, television and telephone, subject to certain antitrust limitations and provided for the appointment of a supervisory authority. The Italian Telecommunication Authority (Autorita' per le Garanzie nelle Comunicazioni, or AGCOM), established in January 1998, is responsible for issuing licenses, which are valid for 15 years and are renewable, and has the power to regulate tariffs and impose fines and other sanctions.

         Italy's telecommunications market is characterized by very high fixed-line penetration estimated at 97.5 per cent of households in 1999. The market was deregulated in January 1998 and Telecom Italia, which was privatized in 1997, acquired by Olivetti in 1999, and now controlled by a consortium headed by Pirelli, remains the largest operator, with a market share of approximately 77 per cent, but is facing increasing competition from new operators. Telecom Italia is engaged in the sale of domestic and international telephone, telex and telegraph services, domestic and international satellite transmission, publishing and data transmission and the installation and sale of telecommunications equipment, systems and networking. In 1998, the government granted three national fixed telephony licenses to Infostrada (now controlled by Wind), Wind (a joint venture between ENEL S.p.A. ("ENEL") and France Telecom) and Albacom (a consortium controlled by British Telecom, Banca Nazionale del Lavoro, Mediaset and ENI S.p.A. ("ENI")). As of December 31, 1999, eight licenses for local telephone services had been granted to several telecommunications operators in Italy. Competition among telecommunications operators has resulted in lower charges and a wider range of services offered. In January 2000, access to the local telephone loop was deregulated.

         In 1995, following the adoption of legislation aimed at developing competition in the mobile telephone business, Telecom Italia Mobile ("TIM") was spun-off from Telecom Italia and publicly listed. The Government also granted mobile licenses to Omnitel (controlled by the Vodafone Group), Wind and Blu (controlled by Autostrade and British Telecom). The Italian mobile telephony market has been one of the fastest growing in Europe.

         In 1998 the European Parliament authorized EU member countries to grant a limited number of Universal Mobile Telecommunications System, or UMTS, licenses for third-generation, or 3G, mobile telephony services, through which companies will provide additional and enhanced services including high-speed wireless internet access.

         In accordance with the Decision of AGCOM in January 2000, the allocation process of UMTS licenses in Italy has been carried out by an auction among pre-qualified applicants. Only six candidates qualified for the auction, which started on October 19, 2000. UMTS licenses were granted to Omnitel, Ipse 2000 (controlled by Telefonica and Sonera), Wind, Andala Opco (controlled by Hutchison Whampoa and Tiscali) and TIM. Each license will last for 15 years, commencing on January 1, 2002. Italy raised 'E'14 billion through the UMTS license auction.

         The market for internet services is dominated by three providers (Seat/Tin.it, Wind/Infostrada and Tiscali), which together account for approximately 80 per cent of the subscriber base (approximately 2.8 million subscribers). (Source: Registration Statement filed by the Republic of Italy under Schedule B of the Securities Act of 1933 (February 20, 2001)).

         Financial Services. Historically, a significant portion of Italy's domestic investment has been allocated to public debt. In 1998 and 1999, the household sector reallocated its portfolio, with investments in holding in foreign assets, investment funds and shares increasing, while the percentage of domestic portfolios allocated to government securities decreased. The large shift of household assets into managed products generated substantial fee income for financial institutions.

         Tourism. Tourism is an important sector of the Italian economy and makes a significant and positive contribution to the balance of payments. In 2000, tourism revenues, net of amounts spent by Italians traveling abroad, were approximately 'E'12,891 million, representing a 18.8% increase over the corresponding period in 1999, primarily due to an increase in spending by foreign visitors to Italy, partially offset by an increase in spending by Italian tourists abroad.

         Manufacturing

         In 2001, manufacturing represented 25.9% of GDP and employed 25.5% of the economically active population.

         Non-energy production. Italy's principal manufacturing industries include metal products, precision instruments and machinery, textiles, leather products and clothing, wood and wood products, paper and paper products, food and tobacco, chemical and pharmaceutical products and transport equipment, including motor vehicles.

         The number of large private companies in Italy is relatively small in comparison to other EU countries. Among the most significant are Fiat (automobiles and other transportation equipment), Pirelli (tires, cables and industrial rubber products), Fininvest (media and publishing), Montedison (chemicals) and Benetton (clothing). However, much of Italy's industrial output is produced by small and medium-sized firms, which also have accounted for much of the economic growth over the past 20 years. They are active especially in light industry (including the manufacture of textiles, clothing, food, shoes and paper), where they have been innovators and export a significant share of their production.

         Energy production. Italy depends on imported oil and other fossil fuels for a significant portion of its energy needs. Overall, Italy imported approximately 83.4% of its energy requirements in 2000 (source: Bank of Italy). In 2000, oil accounted for 49.4% of primary energy consumption. The largest domestic source of energy is natural gas. Natural gas provided approximately 31.4% of primary energy consumption in 2000, of which approximately 77.0% was imported. The only other significant imported energy source is coal. A referendum rejected the use of nuclear power in Italy in 1987.

         The domestic energy industry consists primarily of ENI and ENEL. ENI, which is 35.3% owned by the Government, is engaged in the exploration, development and production of oil and natural gas in Italy and abroad, the refining and distribution of petroleum products, the supply, transmission and distribution of natural gas and oil field services contracting and engineering. ENEL is engaged principally in the generation, importation, transmission and distribution of electricity. ENEL's domestic capacity is insufficient to meet current demand, and Italy imports a portion of its electricity requirements. The Government sold a 31.74% stake in ENEL to the public in late 1999.

         The Electricity and Gas Authority (Autorita per l'Energia Elettrica e il Gas) regulates electricity activities and natural gas distribution in Italy with the aim of promoting competition while ensuring adequate levels of service quality. The Authority, led by a board of three members appointed by Parliament, became operational in April 1997. It has a large degree of independence and significant powers, including the power to establish base tariffs and the criteria for tariff adjustments, as well as the power to issue fines and other sanctions. As part of the gradual liberalization of the Italian hydrocarbons industry in line with European Union directives, a legislative decree eliminated, with effect from January 1997, certain exclusive rights benefiting ENI and all other disparities in the regulatory treatment between ENI and other oil and natural gas companies operating in Italy.

         A Government decree issued in March 1999 provided for the partial liberalization of the generation, importation, purchase and sale of electricity. Beginning in April 1999, major customers were permitted to purchase electricity from any European purchaser. The decree also provides that from 2003, no company will be permitted to own more than 50 percent of the electrical energy generated or imported into Italy. A single agency (Gestore della Rete di Trasmissione Nazionale S.p.A.) has been formed to act as exclusive manager of the national power grid and the transmission of electricity.

         In accordance with the above decree, in August 1999 the Government approved a plan whereby ENEL established three new generating companies (Eurogen, Elettrogen and Interpower or, collectively, Gencos), which are expected to be sold to independent power generators by no later than January 1, 2003. To date, ENEL has sold Elettrogen, the second largest Genco, with a total generation capacity of 5,400MW and has entered into preliminary arrangements (subject, among other things, to the approval of competition authorities) for the sale of Eurogen, the largest Genco, with total generating capacity of 7,000 MW. In order to achieve an effective privatization of this sector, the Government has required that no more than 30 per cent of each bidding consortium will be owned by a State-controlled company (including municipalities).

         A new tariff regime took effect on January 1, 2000. The new regime significantly lowered fixed tariff rates for the generation, transmission and distribution of electricity in 2000. In addition, tariff rates for transmission and distribution will be subject to a price cap for the period 2001-2003.

         Construction

         In 2001, construction represented 4.9% of GDP and employed 7.9% of the economically active population. Italy has been characterized by an increase in construction in recent years, principally due to the special fiscal incentives provided for residential construction and repair implemented in 1997 and also to an increase in public works due in part to the preparations for the Jubilee.

         Agriculture, Forestry and Fisheries

         Agriculture, forestry and fisheries accounted for 2.7% of GDP in 2001, and employed approximately 5.2% of the economically active population. The agricultural share of Italian GDP has declined steadily with the growth of industrial output since the 1960s. Italy is a net importer of all categories of food, except fruits and vegetables. The principal crops are wheat (including the durum wheat used to make pasta), maize, olives, grapes and tomatoes. Cereals are grown principally in the Po valley in the North and in the Southeast plains, and olives are grown principally in Central and Southern Italy, whereas grapes are grown throughout the country. Italy is one of the largest wine producers in the world.

Other Characteristics of the Italian Economy

         Role of the Central Government in the Economy. Government-owned enterprises play a significant though decreasing role in the Italian economy. The state participates in the energy, banking, insurance, shipping, transportation and communications industries, among others, through its ownership of IRI (under voluntary liquidation since July 2000), ENI, ENEL and various other entities. In the 1980s, government-owned enterprises accounted for approximately 20% of GDP in terms of value added. By the end of 1997, such share had fallen to approximately 11% of GDP. In addition, the Central Government directly and indirectly owns shares in a number of publicly traded companies.

         Since 1993, the Government has been privatizing various operating subsidiaries of the state holding companies and certain entities owned directly by the Ministry of Treasury. These privatizations include entities in the financial institution sector (IMI, INA, Istituto Bancario San Paolo di Torino, Banco di Napoli, Mediocredito Centrale), the telecommunications sector (Telecom Italia), oil integrated companies (ENI) and electricity utilities (ENEL). Under Italian law, all proceeds of the privatization of entities directly owned by the Treasury must be deposited into a fund established in 1993 for the purchase and repayment of outstanding Treasury securities. Accordingly, such proceeds reduce the ratio of public debt to GDP, but cannot be taken into account to offset current account deficits. Since January 1, 1993, the Government has raised 'E'78,681 million. In 1999, the proceeds from privatizations were approximately 'E'24,959 million (2.5% of GDP).

         Budget Deficits. Substantial budget deficits have been a persistent problem affecting the Italian economy. Prior attempts to deal with this problem have been hampered by, among other things, high levels of social spending and the fact that social services and other non-market activities of the central and local governments and their agencies and instrumentalities account for approximately 19% of total employment. The wages of these employees, like those of the private sector, were indexed to the inflation rate until the end of 1991, exacerbating both inflation and the budget deficit. In 1993, the Central Government, the principal unions and the industrial employers' association reached an agreement ending such indexation. In 1995, the Central Government reformed the pension system by linking each individual's benefits to the contributions made by such individual to the system. This plan is to be implemented over an 18 year period and is expected to produce a reduction in projected pension expenditures. Further reforms to the pension system have been enacted by recent legislation tied to the 1998 budget law. See "--Measures of Fiscal Balance - Health, Education, Labor and Other Social Welfare Expenditures." Countries participating in the European Monetary Union are required to reduce "excessive deficits" and adopt a budgetary balance as a medium term objective. The reduction of the budget deficit has been a Central Government priority since 1992, as Italy pursued a policy of debt reduction to meet the conditions for membership in the European Monetary Union.

         In 1995, the Central Government achieved its long standing objective of stabilizing its debt-to-GDP ratio. As a result, Italy's public debt as a percentage of GDP reached 124.8%, and has been dropping gradually since then, reaching an estimated 109.4% of GDP in 2001.

         Savings Rate. Historically, Italy has had a high savings rate. Although the savings rate has declined over the past three decades (most notably in the last five years) in Italy as in most of the developed world, household savings as a percentage of household disposable income was 19.0% in 2000, among the highest of any G-7 country, according to OECD data. In 1999, only France recorded a higher figure than Italy, with a savings rate equal to 15.8%. By contrast, household savings as a percentage of household disposable income in 1999 was 1.5% in the U.S., 5.1% in the United Kingdom, 10.2% in Germany, 3.2% in Canada and 14.1% in Japan. As a consequence, Italy has a significant domestic pool of capital available for investment and, although its fiscal deficits historically have been large, the high private savings rate has enabled the Government to finance those deficits principally in the domestic bond market.

         Regional Disparities. The Italian economy is characterized by significant regional disparities. The level of economic development of Southern Italy is well below that of Northern Italy; per capita GDP of the Mezzogiorno (which includes the regions of Abruzzo, Molise, Campania, Puglia, Calabria and Basilicata, plus the islands of Sicily and Sardinia) is lower (although it has been narrowing in recent years due mainly to migration from the south to the northern regions of Italy) and its unemployment is substantially higher (21.0% as compared to 10.6% for Italy as a whole in 2000) than that of the remainder of the country despite large and long-standing infusions of development funds and other income transfers from the Central Government.

         Since 1985, growth in Southern Italy has lagged as compared to Northern and Central Italy and has been concentrated in services, while agriculture has declined and industrial output has been stagnant. In 1994, agriculture accounted for approximately twice the proportion of employment in Southern Italy as compared to North-central Italy, and manufacturing for 13% of value-added as compared with 25% elsewhere. Despite significant state intervention, the employment disparity between the Mezzogiorno and the rest of the country grew in the 1980s. At the end of 1970s, the unemployment rate in the South was approximately 10%. By the end of 1999 unemployment was twice as high in Southern Italy as compared to Italy as a whole. Unemployment in Southern Italy was approximately 22.0% in 1999 and 21.0% in 2000, as compared to 11.4% and 10.6%, respectively, for Italy as a whole.

         Investment Incentive Scheme. The Central Government has in the past funded an investment incentive scheme to encourage investment in the Mezzogiorno. This program has been terminated and its benefit was gradually phased out at the end of 1999. The Mezzogiorno investment scheme consisted of investment grants, tax incentives and exemptions from social security contributions for businesses operating in the Mezzogiorno. The Mezzogiorno Investment Scheme has been replaced by a new incentive scheme that covers all under-industrialized areas of Italy. The areas covered by this new scheme are the same areas covered by the EU Regional Development Fund. See "The Economy -- Region of Campania". Italy receives certain grants and other transfers from the EU. However, in each of the past ten years, its payments to the EU have exceeded its receipts from the EU.

         Imports and Exports and Balance of Trade. Italy is fully integrated into the European and world economies, with imports and exports each accounting for more than 25% of Italian GDP in 2000. Italy's exports are dominated by manufactured goods, including industrial machinery, office machinery, automobiles, clothing, shoes and textiles. The EU accounts for over half of Italian trade value. In 2000, countries within the EU purchased 54.9% of Italian exports and supplied approximately 56.3% of imports. Italy's trade surplus with EU countries, however, decreased from 'E'10,565 million in 1996, to 'E'3,401 in 1997, and registered a slight increase to 'E'3,784 million in 1998, mainly due to higher exports to the United Kingdom, the Netherlands and Spain. In 1999 and 2000, Italy's trade balance with EU countries registered a surplus of 'E'1,427 million and a deficit of 'E'3,018 million, respectively. Italy's trade balance decreased substantially in 1999 and 2000 as compared to prior years due to higher trade deficits with Germany, the Netherlands and Ireland which were not balanced by higher exports to the other EU member countries. Italy's overall trade surplus also decreased from 'E'34,912 million in 1996 to 'E'26,619 million in 1997, 'E'24,479 million in 1998, 'E'14,026 million in 1999 and 'E'1,907 million in 2000, before increasing to 'E'9,517 million in 2001 (source: ISTAT, Bank of Italy).

         Employment. The following table shows the change in total employment, the official employment rate and the official unemployment rate between 1997 and 2001. The unemployment rate does not include workers paid by the Wage Supplemental Fund (Cassa Integrazione Guadagni - "CIG"), which guarantees part of the wages of workers in the industrial sector who are temporarily laid off or have had reduced working hours.

                           Employment and Unemployment

                                                                       Year Ended December 31,
                                                     -------------------------------------------------------------
                                                      1997          1998         1999          2000          2001
                                                     ------        ------        ------       ------        ------
Employment Volume (entire economy)(1)........        20,207        20,435        20,692       21,080        21,514
Participation Rate (%)(2)....................         57.9%         58.7%         59.3%        59.9%         60.4%
Unemployment Rate (%)........................         11.7%         11.8%         11.4%        10.6%          9.5%


---------------
(1)  Euro thousands
(2) Participation rate of population aged 15-64.
Source: ISTAT (2002).

         The unemployment rate rose from 11.7% in 1997, to 11.8% in 1998, mainly due to a slight increase in the supply of labor. The unemployment rate steadily decreased to 11.4% in 1999 and 10.6% in 2000, principally due to positive trends in the service sector (in particular, business and household services) resulting in a greater number of available jobs. The unemployment rate in Italy fell to 9.5% in December 2001.

         Although there were a series of short strikes between 1992-94 protesting certain aspects of the Government's program to reduce the budget deficit, the disruption to the economy from labor disputes has decreased significantly since the 1970s and early 1980s. In the six-year period 1992-97, an average of 8.4 million man-hours of labor per year were lost as a consequence of labor disputes. By contrast, the average number of man-hours lost per year as a consequence of labor disputes was 116.6 million over the period 1978-1982, and
43.6 million over the period 1983-1990. In 2000, 6.2 million hours were lost due to strikes as compared to 6.3 million in 1999, and 4 million in 1998.

         Since October 1992, the Central Government has initiated a series of reforms to the state pension system designed to reduce the level of benefits provided by the Central Government and to promote the development of private pension funds to supplement Central Government retirement benefits. Employer and employee contributions to the national social security pension system continue to be compulsory and have not been reduced by the reforms, although benefits have been reduced. In August 1995, the Central Government reformed the pension system by linking each individual's benefits to the contributions made by such individual to the system. This plan is to be implemented over an 18 year period and is expected to produce a reduction in projected pension expenditures over the next ten years. Further reforms to the pension system have been enacted by recent legislation tied to the 1998 budget law, which are aimed at further reducing and harmonizing the level of benefits.

         Unemployment in Southern Italy has been persistently higher than in Northern Italy and was approximately 21.9% in 1998, 22.0% in 1999, and 21.0% in 2000 as compared to 6.8%, 6.0% and 5.3% in the northwestern regions. The differential narrowed slightly in the early 1990s, principally because unemployment in Northern and Central Italy is more sensitive to the business cycle than is employment in Southern Italy, but the gap widened again in the last few years, as the economic contraction was larger in the South. Unemployment is also substantially higher among younger workers and women. The Central Government has adopted a number of programs to correct these imbalances, including programs that provide money for jobs training, particularly in the South, and that provide certain incentives to firms that hire young workers.

Wages and Prices

         Wages. Prior to July 1992, Italy had a system known as the scala mobile under which wages set pursuant to collective bargaining agreements were indexed to the annual inflation rate.

         The Central Government, the unions and the industrial employers' association subsequently reached the Incomes Policy Accord of July 1992, which abolished the scala mobile and froze firm-wide wage increases until the end of 1993. In June 1993, the principal unions and the industrial employers' association reached a four-year wage agreement covering all public and private sector industrial employees. The agreement bases wage increases on the Government's inflation targets rather than on the actual rate of inflation. As a consequence of the Incomes Policy Accord and the effects of the economic downturn, wage growth slowed, rising by an average annual rate of 3.7% from 1992 to 1994. Italian firms experienced productivity gains during the same period, which contributed to a fall in unit labor costs in manufacturing in 1994 for the first time in several years. In July 1993, the principal unions and the industrial employers' association formulated guidelines for a new collective bargaining system covering all public and private sector employees. Unit labor costs in Italy in 1999 increased by 1.8% to 'E'11,948 from 'E'11,732 in 1998, as compared to a slight increase of 0.7% in 1998 from 'E'11,650 in 1997. Unit labor costs remained stable between 1996 and 1997.

         The increase in the Consumer Price Index slowed steadily from 1996 through 1999. The decrease in the rate of growth of inflation continued into 1997 when, due to a general slow down in domestic demand, the Consumer Price Index grew by only 1.9%, well below the Government target of 2.5% and the Maastricht criteria requirement of 2.7%. In 1998, the Consumer Price Index grew by 2.0% and inflation decreased to 1.9% due primarily to a decline in the cost of new materials and the appreciation of the Euro-area currencies against the Dollar. At the end of 1999, the Consumer Price Index increased by 1.7% primarily as a result of higher oil costs. In 2000 and 2001, the Consumer Price Index grew by 2.5% and 2.7% respectively.

         The following table illustrates trends in prices and wages for the periods indicated:

                                Prices and Wages

                                                                          Year Ended December 31,
                                                         ----------------------------------------------------------
                                                          1996         1997        1998         1999         2000
                                                          ----         ----        ----         ----         ----
                                                                     ('E' thousands, except percentages)
Consumer Price Index..............................        4.0%         2.0%        1.9%         1.7%         2.5%
Per capita gross wages (1)........................        5.7          4.1        (1.8)         1.6          1.7
Unit labor costs (1)..............................        5.1          2.8        (1.3)         1.6         (0.7)
Private consumption deflator......................        4.4          2.2         2.1          2.1          2.9

---------------
(1) Entire economy.
Source: ISTAT (2002) and Registration Statement filed by the Republic of Italy under Schedule B of the Securities Act of 1933 (March 14, 2001).


Foreign Trade

         Italy is fully integrated into the European and world economies, with imports equal to 28.3% of GDP and exports accounting for 27.6% of GDP in 2001. (Source: ISTAT 2002)

         The following tables illustrate Italy's exports and imports for the years 1997 through 2001. Export amounts do not include insurance and freight costs and only include the costs associated with delivering and loading the goods for delivery. This is frequently referred to as "free on board" or "fob". Import amounts include all costs, insurance and freight, frequently referred to as "charged in full" or "cif".

                                  Foreign Trade

                                                                          Year Ended December 31,
                                                         -----------------------------------------------------------
                                                         1997        1998          1999         2000         2001
                                                         ----        ----          ----         ----         ----
                                                                               ('E' millions)
Exports (fob)
Agriculture, forestry and fishing.................         3,525       3,605        3,687         3,858        4,150
Minerals..........................................           448         433          430           525          538
Manufactured products.............................       206,253     214,981      215,803       254,706      262,813
  Food, beverage and tobacco products.............        10,850      11,484       12,051        13,066       13,873
  Textiles, leather products and clothing.........        35,512      35,683       34,411        40,078       43,007
  Wood and wood products..........................         1,183       1,247        1,329         1,510        1,478
  Paper, printing and publishing..................         4,662       4,934        5,029         5,960        5,977
  Refined oil products............................         2,959       2,428        2,604         5,181        4,944
  Chemical and pharmaceutical products............        17,333      17,961       19,472        24,136       25,547
  Rubber and plastic products.....................         7,649       8,113        8,228         9,389        9,525
  Non-metallic minerals and mineral products......         8,008       8,253        8,332         9,230        9,343
  Metals and metal products.......................        17,783      18,496       17,513        21,257       21,567
  Mechanic products and machinery.................        44,089      45,269       45,060        50,678       53,397
  Electric and precision machinery................        20,176      21,275       21,619        26,383       27,361
  Transport equipment.............................        21,701      25,394       25,253        30,389       29,459
  Other manufactured products.....................        14,208      14,442       14,902        17,449       17,335
Energy, gas and water production..................            23          22           23            22           46
Other.............................................         1,048       1,064        1,098         1,302        2,151
                                                         -------     -------      -------       -------      -------
  Total exports...................................       211,297     220,105      221,041       260,413      269,698
                                                         =======     =======      =======       =======      =======

---------------
Source:  ISTAT (2001 and 2002).

                                                                          Year Ended December 31,
                                                         -----------------------------------------------------------
                                                          1997         1998        1999         2000         2001
                                                          ----         ----        ----         ----         ----
                                                                               ('E' millions)
Imports (cif)
Agriculture, forestry and fishing.................          8,666        8,864       8,603        9,228        8,786
Extractive industries.............................         15,792       13,025      15,243       29,561       28,703
Manufactured products.............................        158,608      172,159     181,552      217,071      218,434
  Food, beverage and tobacco products.............         15,418       15,668      15,645       17,135       18,036
  Textiles, leather products and clothing.........         14,015       14,737      14,743       18,249       20,097
  Wood and wood products..........................          2,532        2,791       2,980        3,393        3,207
  Paper, printing and publishing..................          5,442        5,896       6,222        7,255        6,665
  Refined oil products............................          3,808        2,727       3,161        5,378        4,611
  Chemical and pharmaceutical products............         25,520       26,686      28,097       33,231       33,671
  Rubber and plastic products.....................          4,016        4,455       4,792        5,387        5,342
  Non-metallic minerals and mineral products......          2,270        2,388       2,509        2,843        2,915
  Metals and metal products.......................         20,244       21,857      20,350       26,277       25,370
  Mechanic products and machinery.................         13,615       16,075      17,564       20,354       20,441
  Electric and precision machinery................         25,574       28,267      30,982       38,269       36,562
  Transport equipment.............................         23,139       27,340      30,978       35,038       37,259
  Other manufactured products.....................          3,016        3,271       3,529        4,262        4,258
Energy, gas and water production..................          1,459        1,456       1,424        1,535        1,798
Other.............................................            153          122         193        1,111        2,469
                                                          -------      -------     -------      -------      -------
  Total imports...................................        184,678      195,626     207,015      258,506      260,181
                                                          =======      =======     =======      =======      =======
Trade Balance.....................................         26,619       24,479      13,716        1,907        9,517
                                                          =======      =======     =======      =======      =======

---------------
Sources ISTAT (2001 and 2002).

         The Italian economy relies heavily on foreign sources for energy and other natural resources, and Italy is a net importer of chemical and pharmaceutical products and agricultural and food industry. Of all the major European countries, Italy is the most heavily dependent on imports of energy, importing 82.3 per cent of its energy requirements in 1999. As a result, Italy's trade balance is vulnerable to fluctuations in oil prices. The long term challenge of Italian industries is to produce the surplus necessary to fund the purchase of imported energy, raw materials and agricultural products.

Balance of Payments

         The balance of payments tabulates the credit and debit transactions of a country with foreign countries and international institutions for a specific period.

         Current Account. From the oil shock of 1973 until 1992, Italy experienced persistent, though generally small, current account deficits.

         However, a current account surplus was achieved in each year from 1992 through 1999, initially as a result of the devaluation of the lira following its suspension from the Exchange Rate Mechanism ("ERM") in September 1992, as well as weaker domestic demand and the increased competitive positions of Italian industry. The surplus steadily decreased from 'E'31,338 million in 1996 (3.4% of GDP) to 'E'29,341 million in 1997 (3.1% of GDP), 'E'20,044 million in 1998 (2.1% of GDP) and 'E'7,692 million (0.8% of GDP) in 1999. In 2000, the current account registered a deficit of 'E'6,091 million (0.6% of GDP). The decreases in 1999 and 2000 were mainly due to a growth in imports of energy products.

         Capital Account. In recent years, Italy's financial markets have become increasingly integrated internationally, as exchange rate restrictions have been lifted and Italian companies have become more international in scope.

         The capital account totaled 'E'2,922 million in 1997 due to an increase in the utilization of grants from EU programs. In 1998, the capital account totaled 'E'2,249 million, representing a decrease of 23.0% as compared to 1997, mainly due to lower EU transfers. In 1999 and 2000, the capital account amounted to 'E'2,789 million and 'E'3,191, respectively, representing increases of 23.9% and 14.4% as compared to the previous year. These increases were principally due to higher transfers from the EU through the Regional Development Fund.

         The following table illustrates the balance of payments for the periods indicated:

                               Balance of Payments

                                                                        Year Ended December 31,
                                                    -----------------------------------------------------------------
                                                      1996          1997          1998          1999         2000
                                                      ----          ----          ----          ----         ----
                                                                              ('E' millions)
Current Account...............................         31,338       29,341        20,444         7,692         6,091
Goods.........................................         43,021       35,172        32,584        22,044        11,772
   Exports....................................        200,843      211,296       220,104       221,484       259,551
   Import.....................................        157,822      176,124       187,520       199,440       247,779
Services......................................          5,724        6,846         4,386         1,125            33
Income........................................        (12,112)      (9,010)       (9,869)      (10,392)      (13,096)
Transfers.....................................         (5,248)      (3,666)       (6,658)       (5,085)       (4,800)
   to EU Institutions.........................         (4,560)      (2,628)       (5,940)       (4,684)       (4,905)
Capital Account...............................             57        2,922         2,249         2,789         3,191
Intangible assets.............................           (333)          93          (121)           (3)          (72)
Transfers.....................................            390        2,829         2,370         2,792         3,263
   to EU Institutions.........................            842        3,264         2,748         3,201         3,624
Financial Account.............................        (15,760)     (18,279)        1,282        (8,867)       (4,287)
Direct Investments............................         (4,106)      (6,404)      (10,580)          178         1,149
   Abroad.....................................         (6,923)     (10,768)      (14,418)       (6,309)      (13,368)
   In Italy...................................          2,817        4,364         3,838         6,487        14,517
Portfolio Investments.........................         37,857       17,171         7,075       (23,635)      (26,255)
   Assets.....................................        (17,409)      47,127       (86,315)     (121,493)      (86,340)
   Liabilities................................         55,267       64,298        93,390        97,858        60,085
Financial derivatives.........................            207       (1,631)         (762)        1,766         2,501
Other Investments.............................        (40,090)      15,656       (13,547)        5,725        29,950
Change in official reserves...................         (9,628)      11,759        19,096         7,099        (3,058)
Errors and Omissions..........................         15,682      (13,985)      (23,975)       (1,614)       (1,387)

---------------
Source:  Annual Report of the Bank of Italy (2000).
(1) Both exports and imports are stated on a "FOB" basis for purposes of the current account.

         According to the Bank of Italy, the balance of payments in Italy for 2001 (provisional) was divided as follows: (i) the current account was equal to 'E' 2.8 billion; (ii) Italy's capital account was equal to 'E' 1.3 billion; (iii) Italy's financial account showed a debit of 'E' 4.5 billion. Errors and omissions in 2001 were equal to 'E' 0.3 billion. Exports of goods increased to 'E'270.5 million (provisional) and import of goods increased slightly to 'E'251.0 million (provisional).

Exchange Rates

         The suspension of the Lira from the ERM in 1992 marked an end to the role of the Lira exchange rate as the cornerstone of Italian monetary policy. The value of the Lira subsequently declined sharply against the German Deutsche Mark, the U.S. Dollar and the other major currencies. This fall in the value of the Lira made Italian exports more competitive in world markets and resulted in a significant increase in exports until 1996, when the rate of growth in exports decreased, in part because of the strengthening of the Lira. On November 24, 1996, the Lira was readmitted to the ERM at a rate of 990 lire per Deutsche Mark, and 1,906.48 per ECU agreed among the Bank of Italy and the central banks of the other nations participating in the European Monetary System ("EMS"). In January 1999, Italy, together with ten other European countries, introduced the Euro as its new national currency. The exchange rate was invariably fixed at Lit. 1,936.27 per Euro. As of January 1, 2002, the Euro was adopted as a single common currency, which replaced, over a maximum period of 2 months, the pre-existing national currencies.

Reserves

         By the end of 1991, official reserves stood at 'E'48,721 million, but the effect of the 1992 currency crisis on the official reserves of Italy was significant. By the end of September 1992, the total amount of the official reserves had dropped to 'E'16,949 million, a decrease of 65.1% from the reserves at December 31, 1991. Since 1992, the Central Government has followed a policy of generally strengthening official reserves. By the end of 1999, official reserves amounted to 'E'45,100 million. In 2000, official reserves increased to 'E'50,366 million, mainly due to variations in exchangeable currencies acquired during 2000.

         The following table illustrates the foreign exchange reserves of Italy for the periods indicated:

                            Foreign Exchange Reserves

                                                                    Year Ended December 31,
                                              ---------------------------------------------------------------------
                                               1996            1997           1998           1999           2000
                                               ----            ----           ----           ----           ----
                                                                          ('E' millions)
Gold..................................         19,814         19,407          21,138         22,775         23,098
SDRs..................................             23             61              94            167            255
Total position with IMF...............          1,466          2,036           3,697          3,537          2,916
ECUs..................................          8,430          8,228               --             --             --
Other investments.....................         23,161         36,009          19,130         16,733         10,548
Other net reserves....................          2,232          3,279           2,405          1,888         13,549
Total reserves........................         55,127         69,021          46,464         45,100         50,366

---------------
Source:  Annual Report of the Bank of Italy (2000).


Interest Rates and Money Supply

         Following the Lira's suspension from the ERM in 1992, Italian medium- and long-term interest rates fell steadily until 1994. From mid-1994 until the end of 1995, interest rates grew modestly but have been falling steadily since the beginning of 1996. Between 1995 and 1997 the average gross yield on Treasury bills (Buoni Ordinari del Tesoro) fell by approximately 4.5%, from 10.8% to 6.3%, while the gross yield on Treasury bonds with maturities from 2 to 30 years (Buoni del Tesoro Poliennali) fell from 11.9% to 6.8%. In 1998 and 1999, the average gross yield on Treasury bills was 4.6% and 3.0%, while the gross yield on Treasury bonds with maturities from 2 to 30 years was 4.9% and 4.7%, respectively.

         The following table shows the basic monetary supply (M1) and the broader aggregate (M2) of Italy for the periods indicated:

                             Money Supply and Credit

                                                                   Year Ended December 31,
                                           ----------------------------------------------------------------------
                                             1996            1997           1998            1999            2000
                                             ----            ----           ----            ----            ----
                                                                        ('E' millions)
Notes and coins....................          51,701          60,046          64,541         71,961          76,416
Demand deposits....................         261,340         319,609         354,215        389,875         412,275
Other items(1).....................          10,545           --             --              --              --
Total: M1..........................         323,587         374,304         412,842        455,986         481,954
Total: M2(2).......................         445,852         601,406         618,901        650,591         665,348

---------------
Source: Bank of Italy - Supplemento al Bollettino Statistico No. 50/2001.
(1) Postal sight deposits, bankers' drafts issued by the Bank of Italy and other banking institutions and deposits with the Treasury.
(2) Excludes longer-term CDs.

         Prior to 1992, M1 was defined as notes and coins in circulation, demand deposit accounts and postal sight deposits. The broader monetary aggregate, M2, was defined as M1 plus time deposits, bank certificates of deposits, postal savings accounts (excluding postal sight deposits but including postal certificates) and repurchase agreements between banks and their customers. In the fall of 1991, the Bank of Italy announced revised definitions of the monetary aggregates consistent with agreements within the EU. It redefined M1 to include bankers' drafts, and it redefined M2 most notably to exclude postal certificates and repurchase agreements between banks and their customers. Effective January 1997, bank certificates of deposit having a maturity of 18 months or more were excluded from the definition of M2, consistent with changes in the Italian tax treatment of different categories of bank deposits.

         Despite a government target for annual growth in M2 ranging from 5% to 7%, M2 grew by 3.5% in 1996. In 1997, however, M2 growth (at 9.7%) was nearly twice the Government target, owing chiefly to structural changes in the public's portfolio preferences. M2 growth in 1998 and 1999 was 2.9% and 5.1%, respectively.

Monetary Policy

         The European System of Central Banks. Prior to Italy's adoption of the euro, the Bank of Italy was responsible for conducting monetary policy. As of January 1, 1999, which marked the beginning of Stage III of European Economic and Monetary Union, the 11 countries joining the EMU officially adopted the euro, and the Eurosystem became responsible for conducting a single monetary policy.

         The European System of Central Banks (ESCB) consists of the European Central Bank (ECB), established on June 1, 1998 and the national central banks of the EU Member States. The Eurosystem is formed by the 12 national central banks in the euro area and the ECB. So long as there are EU Member States that have not yet adopted the euro (Denmark, Sweden and the United Kingdom), there will be a distinction between the 12-country Eurosystem and the 15-country ESCB. The three national central banks of non-participating countries do not take part in the decision-making of the single monetary policy, they maintain their own national currencies and conduct their own monetary policies. The Bank of Italy, as a member of the Eurosystem, participates in Eurosystem decision-making.

         The Eurosystem is principally responsible for:

         o     defining and implementing the monetary policy of the euro area;

         o conducting foreign exchange operations and holding and managing the official foreign reserves of the euro area countries;

         o     issuing banknotes in the euro area; and

         o     promoting the smooth operation of payment systems.

         The ESCB is governed by the decision-making bodies of the ECB which are:

         o the Executive Board, composed of the President, Vice-President and four other members, responsible for implementing the monetary policy formulated by the Governing Council;

         o the Governing council, composed of the members of the Executive Board and the governors of the 11 national central banks, in charge of formulating the monetary policy in the euro area; and

         o the General Council composed of the Executive Board and the 15 national central banks and contributes to the advisory functions of the ECB.

         The ECB is independent of the national central banks and the Governments of the member States and has its own budget, independent of that of the European Community; its capital is not funded by the European Community but has been subscribed and paid up by the national central banks of the member States which have adopted the euro, pro-rated to the GDP and population of each such member State. The ECB had paid up capital of approximately 'E'4 billion at December 31, 2000. (Source: European Central Bank)

         The Bank of Italy. The Bank of Italy was founded in 1893. It supervises and regulates the Italian banking industry, as discussed below, and operates services for the banking industry as a whole, including a central information office on credit risks. It also supervises and regulates non-bank financial intermediaries. The Bank of Italy had assets at December 31, 1999 of 'E'1,944,669 million.

         The Bank of Italy has long been a non-political entity and has enjoyed an increasing degree of independence in recent years. Since 1981, the Bank of Italy has ceased to act as a residual buyer of Treasury bonds at issuance. More recently, through laws enacted in May 1991 and January 1992, Parliament gave the Bank of Italy total autonomy in setting the discount rate and the short-term interest rate on funds advanced to commercial banks (anticipazioni a scadenza fissa or the rate on fixed term advances), both previously set by the Minister of the Treasury acting on a proposal from the Governor of the Bank of Italy. Also, in November 1993, Parliament enacted legislation that eliminated the Treasury's ability to run an overdraft with the Bank of Italy, thereby severing the link between public sector borrowing and the sources of money creation. In accordance with this legislation, which meets the standards for central bank independence contained in the Maastricht Treaty, the previously existing overdraft on the Treasury's current account, which was 'E'39,357 billion at December 31, 1993, has been converted into Treasury securities with maturities between 20 and 50 years and bearing a below-market, nominal interest rate of 1%. Following the adoption of this law, the Treasury opened an interest-bearing account at the Bank of Italy. In 1994, the Bank of Italy ceased intervening in the primary market for Treasury securities, in accordance with the provisions of the Maastricht Treaty.

         Prior to September 1992, the Bank of Italy maintained the value of the Italian Lira within the narrow band contemplated by the ERM of the EMS. In September 1992, in response to strong downward pressure on the exchange rate of the Lira from the ERM, the Italian government, in consultation with Bank of Italy, suspended the Lira from the ERM, and the value of the Italian Lira then declined sharply against the U.S. Dollar, the German Mark and the Euro (then represented by the European Currency Unit). The currency gradually strengthened beginning in 1995, and the Lira re-entered the ERM in November 1996. See "--Exchange Rates".

         The Bank of Italy's monetary policies prior to January 1, 1999, were aimed at achieving the convergence objectives of the Maastricht Treaty. The Bank of Italy followed a cautious approach in easing monetary policy, intended to strengthen expectations and promote price stability. From 1996 through 1998, monetary policy was adjusted in relation to actual and expected inflation and the outlook for government spending. The Bank of Italy began reducing official interest rates in the summer of 1996. In 1997, the Bank of Italy lowered the discount rate and the rate of fixed-term advances on three occasions. A further reduction was implemented in April 1998, after the new medium-term fiscal plan for the years 1991-2001 was submitted to Parliament. Key official rates were cut again in October 1998, bringing the discount rate to 4% and the rate on fixed-term advances to 5.5%. A reduction of 0.5% in early December 1998 was the first to be coordinated with the other national central banks of the Euro zone. A final reduction of 0.5% on December 23, 1998 brought the discount rate to 3.0%, the level at which the first refinancing operations in Euro were carried in January 1999.

         Under the provisions of the Maastricht Treaty, a European Monetary Union with a single European currency under the monetary control of a European Central Bank superseded the ERM and EMS. After ratification by member states, the Maastricht Treaty came into force on November 1, 1993. The European Monetary Institute was subsequently established with responsibility for the technical preparations for EMU (including instruments, procedures and regulations) as well as for strengthening cooperation and coordination among the monetary authorities of the member states and monitoring the EMS. The European Monetary Institute is also empowered to make recommendations about the monetary policy of member states.

         On May 2, 1998, the Council of the European Union determined that Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain (the "Participating Member States") fulfilled the necessary conditions (price stability, governmental finances, including annual deficits and total debt, exchange rates stability and long-term interest rate stability) to join EMU and to adopt the Euro as a single currency1. This last stage of EMU took place, pursuant to the Maastricht Treaty, on January 1, 1999, and the Euro was substituted for the national currencies of Participating Member States at irrevocable fixed conversion rates. The national currencies of Participating Member States continued to be legal tender for transactions between Participating Member States and all other nations for different temporary periods ending no later than March 1, 2002. The Lira ceased to be accepted as legal tender on March 1, 2002 and has been removed from circulation and replaced by the Euro. As of January 1, 1999, the European Central Bank in Frankfurt began to determine monetary policy for the Participating Member States centrally, and the existing ERM was replaced by a system in which the currencies of EU member countries that are not Participating Member Countries are linked to the Euro rather than to the fixed grid central rates of the ERM. See "--Exchange Rates" above.

         Regulation of Italian banks is conducted by the Interministerial Committee for Credit and Savings, the Treasury and the Bank of Italy. The principal objectives of such regulation are the sound and prudent management of the institutions subject to supervision and the overall stability, efficiency and competitiveness of the financial system. During the 1980s, Italian banking and European Community authorities began a process of substantial deregulation, which has resulted in a significant increase in competition in the Italian banking industry in virtually all bank and bank-related services.

         The Interbank Fund (Fondo Interbancario di Tutela dei Depositi), established in 1987 by a group consisting of the principal Italian banks, protects depositors against the risk of insolvency of their bank and the loss of their deposited funds. The Interbank Fund assists banks that are declared insolvent or are subject to temporary financial difficulties and, in the case of declared insolvency, guarantees the refund of deposits of banking customers up to a predetermined percentage of each deposit account (which is 100% for accounts up to 'E'103,291 million and 75% for the subsequent 'E'435,166), subject to a maximum limit of 'E'516,457 billion per account.

         Italian banks' bad debts as a share of total loans in 2000 decreased by approximately 14.0% to 'E'51.7 million from 'E'60.2 million in 1999 as compared to a decrease of 8.9% in 1999 from 'E'66.1 million in 1998.

Public Finance

         The State budget includes the revenues and expenditures of the Central Government and certain agencies and entities whose budgets must be approved by Parliament. Other entities whose budgets are not subject to Parliamentary approval, including autonomous agencies, regional and local governments and authorities and the national social security agencies (which are referred to, collectively with the Central Government and the agencies included in the budget, as the "public sector"), are reflected in the state budget only to the extent of the Central Government's receipts from and transfers to such entities. In April 1997, Parliament enacted legislation to reform the budget process. The objectives of the reform are to simplify the structure of the budget, to enable quicker decision making by Parliament, to promote a more efficient allocation of resources and more effective monitoring of expenditures and to increase the responsibility and administrative autonomy of senior civil servants.

Measures of Fiscal Balance

         Italy reports the fiscal balance of the public sector using the following two principal measures:

         (i) Financial Balance, which, when in deficit, is referred to as the Public Sector Borrowing Requirement ("PSBR"), is the consolidated revenues minus the consolidated expenditures of the general government (as defined and adopted by EU countries). This is the principal measure of fiscal balance, and is calculated in accordance with European Union accounting requirements. For most internal purposes, Italy uses the state sector borrowing requirement as its principal measure of financial balance. The state sector is narrower than the public sector because it excludes local and regional governments and authorities and the national social security agencies. However, in the past, the Central Government has been the principal source of funds for financing deficits of the public sector, and consequently in the past the state sector borrowing requirement and the

------------------
(1) On June 19, 2000, the Council of the European Union allowed Greece to join the EMU with effect from January 1, 2001.

               PSBR have not been materially different. General government is narrower that the public sector because it excludes certain agencies and authorities; and

         (ii) Primary Balance, which is the Financial Balance less interest payments and other borrowing costs of the Central Government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

         The table below shows selected public finance indicators for the periods indicated.

                       Selected Public Finance Indicators

                                                                      Year Ended December 31
                                               ---------------------------------------------------------------------
                                                1996           1997           1998            1999            2000
                                                ----           ----           ----            ----            ----
                                                                          ('E' millions)
Public sector revenue..................        449,872         493,338       497,153          515,684        533,335
% of GDP...............................          45.8%           48.2%         46.6%            46.9%          45.8%
Public sector expenditure..............        519,618         521,081       527,285          536,606        537,239
% of GDP...............................          52.9%           50.9%         49.4%            48.8%          46.1%
Balance (Public Sector Borrowing
Requirement)...........................         69,746          27,743        30,132           20,922          3,904
% of GDP...............................           7.1%            2.7%          2.8%             1.9%           0.4%
Primary balance........................         34,153          64,375        47,586           54,288         57,740
% of GDP...............................           4.5%            6.7%          5.2%             4.9%           5.0%

---------------
Source:  Annual Report of Bank of Italy (2000).

         The improvements in the primary balance in 1998 and 1999 were primarily due to an increase in public sector revenues and lower than budgeted public sector borrowing as a result of the faster than envisaged fall in interest rates and the larger than expected growth in GDP. The decrease in public sector borrowing requirements in 2000 was due principally to extraordinary income of 'E'13,815 million deriving from the sale of UMTS licenses to telecommunication companies.

         Governmental Objectives. The Central Government sets forth the principal policy objectives, which, since 1992, have been principally focused on reducing the PSBR and stabilizing the debt-to-GDP ratio, in a four year planning document (referred to as the " Economic and Finance Program Document").

         The Economic and Finance Program Document ("Documento di Programmazione Economica e Finanziaria"), prepared by the Treasury and presented each year to the Parliament, sets forth two sets of forecast revenues and expenditures: the first assuming no change from current policy and the second assuming the Central Government's proposed programmatic changes are adopted. The Economic and Finance Program Document is presented to the Parliament along with the draft budget.

         In the 2000-2003 Economic and Finance Program Document (the "Program Document"), the Central Government stated that its main objectives were continued fiscal consolidation, economic growth and more equal income distribution. The Program Document assumes annual average deficit reduction of approximately 0.5% of GDP for each year during the period, with a balanced budget achieved in 2003. To achieve a balanced budget, the Program Document also assumes a stable primary surplus of approximately 5.0% of GDP throughout the period and a reduction in interest payments from 6.5% of GDP in 2000 to 5.3% in 2003. The Program Document also assumes that the current surplus will grow progressively, reaching 3.1% of GDP in 2003. The Program Document assumed that the capital account would peak in 2000 at 3.5% of GDP, and would gradually decline to 3.2% of GDP in 2003. The ratio of public debt to GDP is projected to decrease each year during the period from 2000 through 2003, reaching 100% by 2003.

         Taxation. Italy's tax structure includes taxes imposed at the Central Government and local level and provides for both direct taxation and indirect taxation through a value added tax ("VAT") and other transaction-based taxes. Direct taxes include income taxes, corporate taxes and local taxes. Income taxes consist of an individual tax levied at progressive rates and a corporate tax levied at a flat rate. Tax reform legislation that became effective in 1998 reduced the maximum rate payable by individuals and introduced a two-tiered system for corporate taxation. For 1999, the top individual tax rate was 46% and the corporate tax rate was 37%. Corporations also pay certain local taxes, and the deductibility of those taxes for income tax purposes has been gradually eliminated over the last few years.

         VAT is imposed on the sale of goods and the rendering of services performed for consideration in connection with a business or profession, and on all imports of goods or services. Italy has already issued legislation to harmonize its VAT with applicable EU directives. The basic VAT rate is 20%, although certain goods and services qualify for an exemption from VAT or a reduced rate. In addition to VAT, indirect taxes include customs duties, IRAP (discussed below), taxes on real estate and certain personal property, stamp taxes and excise taxes on energy consumption, tobacco and alcoholic beverages.

         Low tax compliance has been a longstanding concern for the Central Government, which has adopted measures to increase compliance. Some of these measures are aimed at identifying tax evasion, and include systems of cross-checks between the tax authorities and social security agencies, public utilities and others. One of the areas of greatest concern to the Central Government is under-reporting of income by self-employed persons and small enterprises. In response to this problem, Parliament has enacted a new form of minimum income tax for self-employed persons and small enterprises. The minimum tax is determined on a presumed minimum income for such a self-employed person or small enterprise, based on location, age, organization and type of activity. If the taxpayer does not declare the minimum income set forth, there will be an automatic intervention by the tax authorities to verify the accounts of such taxpayer. The Parliament has also enacted a new tax on enterprises' capital which may, in the case of medium- and small-sized enterprises, be levied based on assets. The Central Government's efforts to increase tax compliance during the last three years have led to an increase in the general tax base and to an improvement in compliance.

         The Government enacted legislation under the tax-reforming powers it was granted, which took effect in 1998. A regional tax on productive activities
(IRAP) was introduced in place of certain health service contributions and other various taxes. The structure of personal income tax (IRPEF) and the system for taxing income from financial assets was revised. A new system of corporate income tax was introduced, known as Dual Income Tax. The reforms were aimed at simplifying and rationalizing the tax system, reducing the fiscal autonomy of lower levels of government and giving relief to large families. In using its delegated powers, the Government set itself the objective of keeping revenues basically unchanged. Subsequent reforms enacted in 2001 increased the fiscal autonomy of lower levels of government.

         Health, Education, Labor and other Social Welfare Expenditures. The Central Government currently administers almost all the country's social security and welfare programs. These programs are funded in part by contributions from employers and employees and in part from general tax revenues. In 1997, 1998, 1999 and 2000, social services, which include pensions and other social security payments and unemployment compensation, constituted the largest share of government spending (34.1%, 34.4%, 35.6% and 36.3%, respectively). The overall amount of social expenditure in Italy is in line with the EU average, accounting for approximately 24.9% of GDP in 1997 and 25.7% in 1998 and 1999. However, Italy spends approximately 60% of all social expenditure on pensions, compared with the EU average of approximately 45%, and approximately 4% in support of the unemployed, vocational training, families in need and other benefits, significantly less than the EU average of approximately 32%. Italy's health expenditures are in line with the EU average, accounting for approximately one-fifth of total social expenditures. A key objective of the Government is to shift social spending from pensions, through reforms of the state pension system, to programs designed to increase employment.

         In 1995, Parliament enacted legislation to reform the pension system and reduce pension expenditures by approximately 'E'51,645,690 billion over ten years. The new pension system, which will apply to all employees with 18 years or less of employment experience, has begun to be implemented and will be completed through 2013. Once phased in, each individual's pension will be determined on the basis of the contributions, adjusted for GDP growth, made to the system by the individual or by his or her employer on their behalf. No additional contributions will be made by the Central Government.

         Italy has a public health service which was traditionally run principally by regional governments with funds provided by the Central Government. In lieu of such transfers the Regions will be granted rights to raise certain taxes and to receive a portion of certain taxes raised by the Central Government. All local health care authorities were converted to joint stock companies in 1993 and are directed by managers with fixed-term work contracts and with pay partly contingent on performance. In response to rising costs, the Central Government began imposing charges for treatment and drugs beginning in 1998, subject to exemptions for low-income patients and for life-preserving measures.

         Most children attend the state school system, and attendance is compulsory from ages six to fifteen. The Central Government has introduced programs to increase vocational and technical training. In 1997, the Central Government implemented a major reform of the education system, which among other things, increased the number of years of compulsory education from eight to ten years and imposed higher standards for the end-of-school exam.

Public Debt

         Italy's public debt includes Treasury securities and borrowings, debt incurred by the social security agencies and regional and local governments and authorities and debt incurred by autonomous agencies within the state sector.

         Italy's public debt as a percentage of GDP remains the highest among G-7 countries. However, in 1995, the Central Government reduced the debt-to-GDP ratio for the first time in 16 years as compared to 1994 from 124.3% to 123.8% and then steadily down to 109.4% in 2001. The public debt of Italy as of December 31, 2001, was estimated to be 'E'1,330,711 million, representing an increase of approximately 3.3% over 2000 as compared to increases of 1.5%, 1.7% and 1.2% in 2000, 1999 and 1998, respectively. Because of the substantial interest component in the annual budget, continued stabilization will require significant reductions in expenditures. See "--Public Finance--Governmental Objectives".

         In this section, "external debt" means debt initially incurred or issued outside Italy, regardless of the currency of denomination and "short term debt" means debt that has a maturity at issuance of up to eighteen months.

         The following table summarizes Italy's public debt as of the periods indicated:

                                   Public Debt

                                                                   Year Ended December 31,
                                           ------------------------------------------------------------------------
                                            1996        1997         1998         1999         2000        2001(2)
                                            ----        ----         ----         ----         ----        ------
                                                                         ('E' millions)
Medium and long term debt..............     840,304     902,241      940,501      968,778   1,005,312     1,029,295
Short term debt........................     197,956     155,725      137,459      119,777     102,074       113,570
Other debts(1).........................     167,251     175,760      170,555      180,693     180,326       187,846
Total public debt......................   1,205,512   1,233,726    1,248,514    1,269,248   1,287,711     1,330,711
of which:                                         -           -            -            -           -             -
External debt..........................      65,462      73,809       67,292       70,691      84,359        93,942
Debt with Bank of Italy................      88,323      79,965       63,693       59,396      62,487             -


--------------
Source:  Annual Report of Bank of Italy (2000).
(1) Includes postal borrowing operations, debt with banks and other liabilities.
(2) Estimates provided by Bank of Italy.


         Guaranteed Debt. In addition to its direct indebtedness, Italy is also a guarantor of certain third-party indebtedness, the guarantee of which may arise either by contract or by operation of law. Italy has issued formal contractual guarantees of certain indebtedness of partially state-owned entities. In addition, under Italian commercial laws the sole shareholder of a joint stock company is liable for the indebtedness of such company incurred while wholly-owned by such shareholder. Therefore, indebtedness of joint stock companies incurred during the period that such companies are or were wholly-owned by Italy is guaranteed by Italy by operation of law. Public debt does not include debt that is guaranteed by Italy, whether by contract or by operation of law. Total guaranteed debt as of December 31, 1997, 1998 and 1999 amounted to 'E'19,926 million, 'E'14,184 million and 'E'13,192 million, respectively. Total guaranteed debt as of December 31, 2000 was estimated at 'E'9,800 million.

         External Debt. External debt is debt initially incurred or issued outside Italy, regardless of the currency of denomination. Total external public debt as of December 31, 2001, was 'E'82,653 million, as compared to 'E'72,563 million as of December 31, 2000. (Source: Registration Statement filed by the Republic of Italy under Schedule B of the Securities Act of 1933 (March 14, 2002).

         The following table summarizes the external public debt as of December 31 in each of the years 1997 through 2001.

                              External Public Debt

                                                                        Year Ended December 31,
                                                     ----------------------------------------------------------------
                                                       1997         1998          1999          2000         2001
                                                       ----         ----          ----          ----         ----
                                                                              ('E' millions)
External Treasury Bonds.......................         59,800        55,506       59,006        70,048        80,082
FS Bonds(1)...................................          7,870         1,981        1,862         1,683         1,742
ENAS Bonds(2).................................            809           789          783           519           516
Other State sector entities...................            717         1,869        1,865           313           313
                                                       ------        ------       ------        ------        ------
  Total external public debt..................         69,196        60,145       63,515        72,563        82,653
                                                       ======        ======       ======        ======        ======

---------------
Source: Registration Statement filed by the Republic of Italy under Schedule B of the Securities Act of 1933 (March 14, 2002)
(1)  Securities issued by FS.
(2)  Securities issued by ENAS.


         The following table sets forth a breakdown of the external public debt, excluding external public debt of other State sector entities and other general government entities, by currency, as of December 31 in each of the years 1997 through 2001.

                                                                    Year Ended December 31,
                                              ----------------------------------------------------------------------
                                                1997           1998           1999           2000           2001
                                                ----           ----           ----           ----           ----
                                                                           (millions)
EMU currencies (including ECU).........         40,939          31,103         20,770         21,496          25,310
U.S. Dollars...........................         24,036          26,532         24,692         29,074          30,866
Swiss Francs...........................          1,300           2,300          3,800          5,800           6,800
Japanese Yen...........................      1,850,000       1,650,000      1,475,000      1,675,000       1,475,000
British Pounds.........................            400             700            700          1,305           2,505
Greek Drachmas(1)......................              -          20,000        100,000              -               -
Total in euros.........................         77,162          68,500         63,503         74,306          81,825

---------------
Source: Registration Statement filed by the Republic of Italy under Schedule B of the Securities Act 1933 (March 14, 2002).
(1)  Greece joined the EMU on January 1, 2001.

         Debt Service. The aggregate amount of scheduled repayments in respect of the principal amount on Treasury securities constituting funding debt outstanding as of December 31, 2001 was as follows:

                                                                       Year Ended December 31,
                                                     ----------------------------------------------------------------
                                                       2002             2003           2004-2009      2010 and after
                                                       ----             ----           ---------      ---------------
                                                                              (millions)
EMU currencies (including ECU).......................  3,956             2,075            8,772            10,505
U.S. Dollars.........................................  2,575             6,366           12,675             9,250
Japanese Yen.........................................100,000           150,000          675,000           550,000
British Pounds.......................................    500                 0              105             1,900
Swiss Francs.........................................      0             1,000            4,300             1,500
Total in euro........................................  8,567            11,274           32,079            29,904

---------------
Source: Registration Statement filed by the Republic of Italy under Schedule B of the Securities Act 1933 (March 14, 2002).

         Debt Record. Since its foundation in 1946, the Republic of Italy has never defaulted on the payment of principal on interest on any of its internal or external indebtedness.

Exchange Controls

         The following discussion of exchange controls in Italy summarizes relevant Italian laws in force at the date hereof, but may not contain all of the exchange control considerations that may be relevant to an investor in deciding whether to invest in the Notes.

         There are no exchange controls as such in Italy restricting rights deriving from the ownership of the Notes. Residents and non-residents of Italy may effect any investments, divestments and other transactions relating to transfers of assets to or from Italy, subject only to the reporting, record-keeping and disclosure requirements described below. Residents of Italy may hold foreign currency and foreign securities of any kind, within or outside of Italy. Non-residents of Italy may invest in Italian securities without restriction and may export funds, instruments of credit or payment and securities from Italy, whether in foreign currency or lire, representing interest, dividends, other asset distributions and the proceeds of dispositions.

         Certain procedural requirements, however, are imposed by law. Italian residents, as well as non-resident investors who transfer, directly or indirectly (through banks or other intermediaries) into or out of Italy, cash, investments of credit or other securities in excess of 'E'10,329 must report all such transfers to the Italian Exchange Office (Ufficio Italiano dei Cambi or "UIC"). In case of indirect transfers, banks or other intermediaries are required to maintain records of all such transfers for five years (for inspection, inter alia, by Italian tax and judicial authorities). Non-compliance with these reporting and record-keeping requirements may result in administrative fines or, in the case of false reporting or in certain cases of incomplete reporting, criminal penalties. The UIC is required to maintain reports for a period of ten years and may use such reports, directly or through other government offices, to police money laundering, tax evasion and any other crime or violation.

         Individuals, non-profit entities and informal partnerships that are residents of Italy must disclose on their annual tax returns all investments and financial assets held outside Italy, as well as the total amount of transfers to, from, within and between countries other than Italy relating to such foreign investments or financial assets, even if at the end of the taxable period such persons no longer own foreign investments or financial assets. No such tax disclosure is required if: (i) such foreign investments or financial assets are exempt from income tax; or (ii) the total value of such foreign investments of financial assets at the end of the taxable period of the total amount of the transfers effected during the fiscal year does not exceed 'E'10,329.
Corporate residents of Italy are exempt from such tax disclosure requirements with respect to their annual tax returns because this information is required to be discussed in their financial statements.

         There can be no assurance that the present regulatory environment in or outside Italy will stay intact or that particular policies presently in effect will be maintained, although Italy is required to maintain certain regulations and policies by virtue of its membership in the European Union and other international organizations and its adherence to various bilateral and multilateral international agreements.

                               OFFICIAL STATEMENTS

         Information included herein which is identified as being derived from a publication of the City or one of their agencies or instrumentalities is included herein on the authority of such publication as a public official document of the City. All other information herein and in the Registration Statement of which this Prospectus is a part, other than that included under the caption Underwriting herein, is included as a public official statement made on the authority of Dott. Enrico Cardillo, Assessore alle Risorse Strategiche, City of Naples.

                 AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

         The Authorized Representative of the City in the United States of America is Mr. Donald J. Puglisi, Puglisi & Associates, whose address is 850 Library Avenue, Suite 204, P. O. Box 885, Newark, Delaware 19715.

              Schedule of Outstanding Debt as of December 31, 2001

                                            Year of   Interest    Original Amount       Outstanding at     Final year
                  Lender                     Issue      Rate           Issued           December 2001     of maturity
----------------------------------------   ---------  ---------   ----------------     ---------------   -------------
                                                                                   ('E')
CASSA DEPOSITI E PRESTITI...............      1967        5.00            1,730,957                     0     2001
CASSA DEPOSITI E PRESTITI...............      1968        5.00            1,239,270                26,186     2002
CASSA DEPOSITI E PRESTITI...............      1969        5.00              217,945                 4,866     2003
CASSA DEPOSITI E PRESTITI...............      1970        5.00            1,698,352               114,246     2004
CASSA DEPOSITI E PRESTITI...............      1971        5.00              139.443                 2,411     2005
CASSA DEPOSITI E PRESTITI...............      1972        5.50              157,519                 5,942     2006
CASSA DEPOSITI E PRESTITI...............      1973        5.00               77,469                 3,411     2007
CASSA DEPOSITI E PRESTITI...............      1973        5.30              623,777                94,436     2007
CASSA DEPOSITI E PRESTITI...............      1975        5.50            8,609,197             3,564,870     2009
CASSA DEPOSITI E PRESTITI...............      1979        7.00               26,223                 6,430     2013
CASSA DEPOSITI E PRESTITI...............      1981        7.00           25,822,845            18,825,424     2015
CASSA DEPOSITI E PRESTITI...............      1981        4.00           61,974,828            35,074,272     2015
CASSA DEPOSITI E PRESTITI...............      1985        7.00          101,953,670            29,713,080     2004
CASSA DEPOSITI E PRESTITI...............      1986        7.00            1,918,379               711,831     2005
CASSA DEPOSITI E PRESTITI...............      1987        7.00            2,893,419             1,282,558     2006
MONTE PASCHI SIENA......................      1987       12.50            2,582,284                     0     2001
CASSA DEPOSITI E PRESTITI...............      1988        7.00          120,415,226            58,349,078     2007
CASSA DEPOSITI E PRESTITI...............      1989        7.00           61,465,093            33,430,528     2008
CASSA DEPOSITI E PRESTITI...............      1989        4.00           14,751,558             6,514,903     2008
CASSA DEPOSITI E PRESTITI...............      1990        7.00           12,076,167             7,226,252     2009
CASSA DEPOSITI E PRESTITI...............      1991        7.00           71,651,021            46,461,850     2010
CASSA DEPOSITI E PRESTITI...............      1992        7.00           77,306,461            53,683,837     2011
CASSA DEPOSITI E PRESTITI...............      1993        4.00            8,949,337             5,768,843     2012
BANCO NAPOLI............................      1998        8.00          164,494,963           139,965,593     2012
BANCO NAPOLI............................      1998        6.30           37,536,354            33,797,585     2018
CREDIOP.................................      1999        4.95           24,015,423            16,076,794     2006
CREDIOP.................................      1999        6.35           15,925,538            12,589,568     2009
INPDAP..................................      2000        6.00           26,395,480            24,059,393     2014
UNICREDIT...............................      2001    Floating            4,648,112             4,436,404     2015
CREDIOP.................................      2001    Floating            3,873,427             3,695,123     2015
CASSA DEPOSITI E PRESTITI...............      2001        5.65            4,272,532             4,085,161     2015
CASSA DEPOSITI E PRESTITI...............      2000        4.85           59,625,243            55,894,529     2019
CASSA DEPOSITI E PRESTITI...............      2001        5.75           53,497,246            52,016,585     2020
   Sub total............................                                                      647,481,988
Prestito Obbligazionario................      1996                      154,937,069            77,468,534     2006
                                                                                              -----------
     TOTAL..............................                                                      724,950,522
                                                                                              ===========

               Schedule of Outstanding Debt as of January 1, 1998,
                        1999, 2000 and 2001, by Lender.

                                                                       Outstanding at January 1,
                                                     --------------------------------------------------------------------
                     Lender                            1998              1999              2000             2001
               -------------------                     ----              ----              ----             ----
                                                                              ('E'millions)
CASSA DEPOSITI E PRESTITI.......................              475.3            505.4             434.5             448.7
BANCO DI NAPOLI.................................              230.1            198.4             190.8             182.6
ISTITUTI DI PREVIDENZA..........................               38.0             27.6              26.4              25.3
I.B.S. PAOLO DI TORINO (CREDIOP)................               30.0             39.9              36.4              36.5
OTHER...........................................               19.6              1.9               5.7               5.0
PRESTITO OBBLIGAZIONARIO........................              139.4            123.9             108.5              93.0
                                                              -----            -----             -----             -----
     TOTAL OUTSTANDING DEBT.....................              932.5            897.3             802.3             791.1
                                                              =====            =====             =====             =====



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